Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154311

PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED APRIL 3, 2009

The attached Quarterly Report on Form 10-Q (excluding the exhibits thereto), dated May 17, 2010, was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated April 3, 2009.

The date of this Prospectus Supplement is May 19, 2010.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended March 31, 2010
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from          to

Commission File Number 000-51869

SouthPeak Interactive Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-3290391
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

2900 Polo Parkway
Midlothian, Virginia 23113
(804) 378-5100
(Address including zip code, and telephone number,
including area code, of principal executive offices)

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☑

As of May 14, 2010, 60,078,542 shares of common stock, par value $0.0001 per share, of the registrant were outstanding.

TABLE OF CONTENTS

PART I

Item 1.  Condensed Consolidated Financial Statements

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2010	June 30, 2009
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$323,418	$648,311
Restricted cash	2,400	1,245,582
Accounts receivable, net of allowances of $6,617,750 and $7,214,984 at March 31, 2010 and June 30, 2009, respectively	4,987,418	4,972,417
Inventories	2,398,887	4,459,837
Current portion of advances on royalties	7,837,993	8,435,415
Current portion of intellectual property licenses	383,571	410,995
Related party receivables	62,611	33,207
Prepaid expenses and other current assets	870,664	573,145

Total current assets	16,866,962	20,778,909

Property and equipment, net	2,729,676	2,754,139
Advances on royalties, net of current portion	5,735,156	1,556,820
Intellectual property licenses, net of current portion	1,630,179	1,917,858
Goodwill	7,911,800	7,490,065
Intangible assets, net	20,358	43,810
Other assets	11,441	11,872

Total assets	$34,905,572	$34,553,473

Liabilities and Shareholders’ Equity

Current liabilities:
Line of credit	$4,744,191	$5,349,953
Current maturities of long-term debt	64,536	50,855
Production advance payable in default	3,755,104	-
Accounts payable	10,958,154	19,686,168
Accrued royalties	2,892,311	414,696
Accrued expenses and other current liabilities	5,388,792	2,419,100
Deferred revenues	295,301	2,842,640
Due to shareholders	-	232,440
Due to related parties	13,200	125,045
Accrued expenses - related parties	220,929	184,766
Total current liabilities	28,332,518	31,305,663

Long-term debt, net of current maturities	1,557,791	1,538,956
Total liabilities	29,890,309	32,844,619

Commitments and contingencies	-	-

Shareholders’ equity:

Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 31, 2010 and June 30, 2009	-	-
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 5,653,833 and 5,953,833 shares issued and outstanding at March 31, 2010 and June 30, 2009, respectively; aggregate liquidation preference of $5,653,833 at March 31, 2010	565	595
Common stock, $0.0001 par value; 90,000,000 shares authorized; 58,818,600 and 44,530,100 shares issued and outstanding at March 31, 2010 and June 30, 2009, respectively	5,882	4,453
Additional paid-in capital	30,011,895	25,210,926
Accumulated deficit	(24,908,945)	(23,145,800)
Accumulated other comprehensive loss	(94,134)	(361,320)

Total shareholders’ equity	5,015,263	1,708,854
Total liabilities and shareholders’ equity	$34,905,572	$34,553,473

See notes to condensed consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended March 31,		For the nine months ended March 31,
	2010	2009	2010	2009

Net revenues	$7,538,840	$13,517,073	$34,312,441	$39,213,650

Cost of goods sold:
Product costs	3,778,704	5,471,239	12,474,987	17,836,565
Royalties	3,251,395	2,714,042	9,871,028	5,015,222
Intellectual property licenses	95,893	1,660	315,350	113,158

Total cost of goods sold	7,125,992	8,186,941	22,661,365	22,964,945

Gross profit	412,848	5,330,132	11,651,076	16,248,705

Operating expenses:
Warehousing and distribution	327,286	524,203	934,520	1,000,766
Sales and marketing	988,226	3,163,630	6,858,902	9,114,169
General and administrative	2,665,494	2,137,557	8,754,206	6,265,823
Restructuring costs	-	67,631	-	628,437
Transaction costs	-	3,671	-	32,346
Litigation costs	-	-	3,075,206	-
Gain on settlement of contingent purchase price obligation	(908,210)	-	(908,210)	-
Gain on extinguishment of accrued litigation costs	(3,249,610)	-	(3,249,610)	-
Loss (gain) on settlement of trade payables	4,118	-	(3,252,371)	-

Total operating (income) expenses	(172,696)	5,896,692	12,212,643	17,041,541

Income (loss) from operations	585,544	(566,560)	(561,567)	(792,836)

Interest expense, net	393,404	125,281	1,201,578	284,213

Net income (loss)	192,140	(691,841)	(1,763,145)	(1,077,049)

Deemed dividend related to beneficial conversion feature on Series A convertible preferred stock	-	-	-	1,142,439

Net income (loss) attributable to common shareholders	$192,140	$(691,841)	$(1,763,145)	$(2,219,488)

Basic income (loss) per share:	$0.004	$(0.02)	$(0.04)	$(0.06)
Diluted income (loss) per share:	$0.004	$(0.02)	$(0.04)	$(0.06)

Weighted average number of common shares outstanding - Basic	45,356,744	35,920,100	45,069,852	35,920,100
Weighted average number of common shares outstanding - Diluted	53,297,317	35,920,100	45,069,852	35,920,100

* No effect is given for dilutive securities for loss periods.

See notes to condensed consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the nine months ended March 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(1,763,145)	$(1,077,049)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	200,191	286,381
Allowances for price protection, returns, and defective merchandise	(573,870)	1,901,598
Bad debt expense, net of recoveries	(23,364)	-
Stock-based compensation expense	551,325	461,336
Common stock issued to seller for settlement of contingent purchase price obligation	245,000	-
Common stock and warrants issued to vendor	104,500	-
Amortization of royalties and intellectual property licenses	6,235,905	4,344,618
Loss on disposal of fixed assets	4,839	-
Gain on settlement of trade payables	(3,252,371)	-
Gain on settlement of contingent purchase price obligation	(908,210)	-
Gain on extinguishment of accrued litigation costs	(3,249,610)	-
Changes in operating assets and liabilities:
Accounts receivable	582,233	710,253
Inventories	2,060,950	1,993,254
Advances on royalties	(5,600,173)	(7,875,945)
Intellectual property licenses	-	(1,460,000)
Related party receivables	(29,404)	(12,172)
Prepaid expenses and other current assets	(297,519)	234,266
Other assets	-	(3,010)
Production advance payable	3,755,104	-
Accounts payable	(5,420,220)	(3,469,885)
Accrued royalties	2,477,615	(398,926)
Accrued expenses and other current liabilities	7,153,737	(219,278)
Deferred revenues	(2,547,339)	(872,885)
Accrued expenses - related parties	36,163	(4,182)

Total adjustments	1,505,482	(4,384,577)

Net cash used in operating activities	(257,663)	(5,461,626)

Cash flows from investing activities:
Purchases of property and equipment	(83,225)	(403,478)
Cash payments to effect acquisition, net of cash acquired	-	(247,542)
Contingent consideration for acquisition	-	(501,815)
Change in restricted cash	739,799	(110,324)
Net cash provided by (used in) investing activities	656,574	(1,263,159)

Cash flows from financing activities:
Proceeds from line of credit	23,538,071	27,149,038
Repayments of line of credit	(24,143,833)	(25,224,987)
Repayments of long-term debt	(40,943)	(20,377)
Net proceeds from (repayments of) amounts due to shareholders	(232,440)	78,442
Net proceeds from (repayments of) amounts due to related parties	(111,845)	-
Advances from related parties	-	77,339
Proceeds from the issuance of Series A convertible preferred stock, net of cash offering costs	-	1,229,811

Net cash (used in) provided by financing activities	(990,990)	3,289,266

Effect of exchange rate changes on cash and cash equivalents	267,186	(240,844)

Net decrease in cash and cash equivalents	(324,893)	(3,676,363)
Cash and cash equivalents at beginning of the period	648,311	4,095,036

Cash and cash equivalents at end of the period	$323,418	$418,673

Supplemental cash flow information:
Cash paid during the period for interest	$383,105	$284,213
Cash paid during the period for taxes	$-	$-

Supplemental disclosure of non-cash activities:
Intellectual property licenses included in accrued expenses and other current liabilities	$135,000	$135,000
Contingent purchase price payment obligation related to Gamecock acquisition	$477,158	$501,815
Decrease in goodwill with respect to finalizing purchase price allocation	$55,423	$-
Purchase of vehicle through the assumption of a note payable	$73,459	$-
Purchase of building through the assumption of a note payable	$-	$500,000
Advances on royalties paid with common stock	$1,035,000	$-
Purchase of videogame development contract paid with common stock	$4,000,000	$-

See notes to condensed consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies

Business

SouthPeak Interactive Corporation (the “Company”) is an independent developer and publisher of interactive entertainment software.  The Company develops, markets and publishes videogames for all leading gaming and entertainment hardware platforms, including home videogame consoles such as Microsoft Corporation’s (“Microsoft”) Xbox 360 (“Xbox360”), Nintendo Co. Ltd.’s (“Nintendo”) Wii (“Wii”), Sony Computer Entertainment’s (“Sony”) PlayStation 3 (“PS3”) and PlayStation 2 (“PS2”); handheld platforms such as Nintendo Dual Screen (“DS”), Nintendo DSi, Sony PlayStation Portable (“PSP”), Sony PSPgo, Apple Inc. (“Apple”) iPhone; and personal computers.  The Company’s titles span a wide range of categories and target a variety of consumer demographics, ranging from casual players to hardcore gaming enthusiasts.

The Company maintains its operations in the United States and the United Kingdom. The Company sells its games to retailers and distributors in North America and United Kingdom, and primarily to distributors in the rest of Europe, Australia and Asia.

The Company has one operating segment, a publisher and distributor of interactive entertainment software for home video consoles, handheld platforms and personal computers.  To date, management has not considered discrete geographical or other information to be relevant for purposes of making decisions about allocations of resources.

Gamecock Acquisition

On October 10, 2008, the Company acquired Gone Off Deep, LLC, doing business as Gamecock Media Group (“Gamecock”), pursuant to a definitive purchase agreement.  Gamecock’s operations were included in the Company’s financial statements for all periods subsequent to the consummation of the business combination only.

Going Concern

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  The ability of the Company to continue as a going concern is predicated upon, among other things, continuing to generate positive cash flows from operations, curing the default on the production advance payable, and the resolution of various contingencies.  Management plans to maintain the Company’s viability as a going concern by:

•
attempting to expeditiously resolve its contingencies for amounts significantly less than currently accrued for in order to reduce aggregate liabilities on the Company’s balance sheet and on payment terms manageable by the Company; and

•	reducing costs and expenses in order to reduce or eliminate quarterly losses.

While the Company is committed to pursuing these options and others to address its viability as a going concern, there can be no assurance that these plans will be successfully completed; and therefore, there is uncertainty about the Company’s ability to realize its assets or satisfy its liabilities in the normal course of business. The Company’s consolidated financial statements do not include any adjustments that might result from the resolution of this uncertainty.

On August 13, 2009, the Company entered into a unit production financing agreement with a producer relating to the production of certain games, of which the balance outstanding under this agreement was $3,755,104 at March, 31, 2010 (see Note 11).  The Company has failed to make the required payments under this agreement.  As a result, the production advance payable is currently in default and is accruing additional production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009 (approximately $453,000 through March 31, 2010).

The Company’s credit agreement with SunTrust Banks, Inc., or SunTrust, contains a number of restrictive covenants (see Note 5, Line of Credit for further discussion). One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 1.5 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges.  For the nine months ended March 31, 2010, the Company’s interest coverage ratio was 0.5 to 1.0 which violated the interest coverage ratio covenant in the credit agreement. This failure to comply with the covenants contained in the credit facility is considered an event of default under the credit agreement, which, if not cured or waived, could result in SunTrust declaring all obligations immediately due and payable, which would have a material adverse affect on the Company’s financial condition and results of operations.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Additionally, management closely monitors the retail/consumer landscape and reevaluates its sales and revenue forecasts in order to scale its expenses and game development costs to the Company’s performance and its available capital.  This results from the fact that the Company’s business model allows it to scale certain of its costs in reference to its available capital and market conditions, including funding new game development costs as well as certain operating expenses, such as sales and marketing costs. The Company is evaluating alternatives for cost reduction and as well as certain efficiency and cost containment measures to improve its profitability and cash flow.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of March 31, 2010 and for the three and nine month periods ended March 31, 2010 and 2009 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (all of which are of a normal, recurring nature) considered for a fair presentation have been included. Operating results for the three and nine months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending June 30, 2010.

The accounting policies followed by the Company with respect to unaudited interim financial statements are consistent with those stated in the Company’s annual report on Form 10-K. The accompanying June 30, 2009 financial statements were derived from the Company’s audited financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s annual report on Form 10-K for the year ended June 30, 2009 filed with the SEC.

The accompanying unaudited condensed consolidated financial statements include the accounts of SouthPeak Interactive Corporation, and its wholly-owned subsidiaries SouthPeak Interactive, L.L.C., SouthPeak Interactive, Ltd., Vid Sub, LLC, Gone Off Deep, LLC, Gamecock Media Europe Ltd., and IRP GmbH.  All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of advances on royalties, intellectual property licenses and intangibles, the fair value of assets acquired, valuation of inventories, realization of deferred income taxes, the adequacy of allowances for sales returns, price protection and doubtful accounts, accrued liabilities, the valuation of stock-based transactions and assumptions used in the Company’s goodwill impairment test.  These estimates generally involve complex issues and require the Company to make judgments, involve analysis of historical and the prediction of future trends, and are subject to change from period to period. Actual amounts could differ significantly from these estimates.

Subsequent events have been evaluated through the filing date of these unaudited condensed consolidated financial statements.

Concentrations of Credit Risk, Major Customers and Major Vendors

The financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash balances with financial institutions and accounts receivable. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company does not generally require collateral or other security to support accounts receivable. Management must make estimates of the uncollectibility of the accounts receivable. The Company considers accounts receivable past due based on how recently payments have been received. The Company has established an allowance for doubtful accounts based upon the facts surrounding the credit risk of specific customers, past collections history and other factors.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

The Company has two customers, Wal-Mart and GameStop, which accounted for 21% and 20%, respectively, of consolidated gross revenues for the nine months ended March 31, 2010.  GameStop and Wal-Mart accounted for 33% and 13%, respectively, of consolidated gross accounts receivable at March 31, 2010.  For the nine months ended March 31, 2009, Wal-Mart and GameStop  accounted for 19% and 18%, respectively, of consolidated gross revenues.  Navarre Corporation, GameStop, and Wal-Mart accounted for 20%, 17% and 15%, respectively, of consolidated gross accounts receivable at June 30, 2009.

The Company publishes videogames for the proprietary console and hand-held platforms created by Microsoft, Sony and Nintendo, pursuant to the licenses they have granted to the Company. Should the Company’s licenses with any of such three platform developers not be renewed by the developer, it would cause a disruption in the Company’s operations. The Company expects that such contracts will be renewed in the normal course of business.

Amounts incurred related to these three vendors as of March 31, 2010 and June 30, 2009 and for the three-month and nine-month periods ended March 31, 2010 and 2009 are as follows:

	Cost of Goods Sold — Products				Accounts Payable
	For the three months ended March 31, 2010	For the three months ended March 31, 2009	For the nine months ended March 31, 2010	For the nine months ended March 31, 2009	As of March 31, 2010	As of June 30, 2009

Microsoft	$552,048	$703,300	$3,504,488	$1,600,234	$217,952	$142,329
Nintendo	$1,732,535	$2,708,603	$5,759,074	$6,446,080	$-	$-
Sony	$276,256	$466,407	$385,043	$1,660,788	$185,197	$12,493

In addition, the Company has purchased a significant amount of videogames for resale for such platforms from a single supplier. Such purchases amounted to $366,229 and $-0- in “cost of goods sold - product costs” for the three months ended March 31, 2010 and 2009, respectively. Such purchases amounted to $1,531,279 and $1,959,738 in “cost of goods sold – product costs” for the nine months ended March 31, 2010 and 2009, respectively.  Amounts included in accounts payable for this vendor at March 31, 2010 and June 30, 2009 totaled $1,461,209 and $8,652,019, respectively (see Note 12 regarding gain on settlement of trade payable related to Vendor 1).

Restricted Cash

Restricted cash relates to deposits held as cash collateral for the line of credit and funds held in escrow pending resolution of an outstanding litigation matter.

Funds held in escrow of $797,555 were released in January 2010 to CDV Software Entertainment AG in order to partially reduce the liability owed relating to outstanding litigation (see Note 10).

 At March 31, 2010 and June 30, 2009, restricted cash consisted of the following:

	March 31, 2010	June 30, 2009
Cash collateral for the line of credit (see Note 5)	$2,400	$742,199
Funds held in escrow pending resolution of litigation (see Notes 10 and 15), of which $265,919 is included as a liability at June 30, 2009	-	503,383
Total	$2,400	$1,245,582

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Allowances for Returns, Price Protection, and Doubtful Accounts

Management closely monitors and analyzes the historical performance of the Company’s various games, the performance of games released by other publishers, and the anticipated timing of other releases in order to assess future demands of current and upcoming games. Initial volumes shipped upon title launch and subsequent reorders are evaluated to ensure that quantities are sufficient to meet the demands from the retail markets, but at the same time are controlled to prevent excess inventory in the channel.

The Company may permit product returns from, or grant price protection to, its customers under certain conditions. Price protection refers to the circumstances when the Company elects to decrease the wholesale price of a product based on the number of products in the retail channel and, when granted and taken, allows customers a credit against amounts owed by such customers to the Company with respect to open and/or future invoices. The criteria the Company’s customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable payment terms, and consistent delivery to the Company of inventory and sell-through reports. In making the decision to grant price protection to customers, the Company also considers other factors, including the facilitation of slow-moving inventory and other market factors.

Management must estimate the amount of potential future product returns and price protection related to current period revenues utilizing industry and historical Company experience, information regarding inventory levels, and the demand and acceptance of the Company’s games by end consumers. The following factors are used to estimate the amount of future returns and price protection for a particular game: historical performance of games in similar genres; historical performance of the hardware platform; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; the game’s recent sell-through history (if available); marketing trade programs; and competing games. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience, management believes the estimates are reasonable. However, actual returns and price protection could vary materially from management’s allowance estimates due to a number of unpredictable reasons including, among others, a lack of consumer acceptance of a game, the release in the same period of a similarly themed game by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of the Company’s revenues for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection.

Similarly, management must make estimates of the uncollectibility of the Company’s accounts receivable. In estimating the allowance for doubtful accounts, the Company analyzes the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in the Company’s customers’ payment terms and their economic condition. Any significant changes in any of these criteria would affect management’s estimates in establishing the allowance for doubtful accounts.

At March 31, 2010 and June 30, 2009, accounts receivable allowances consisted of the following:

	March 31, 2010	June 30, 2009
Sales returns	$1,399,628	$1,294,082
Price protection	4,416,786	4,998,622
Doubtful accounts	751,532	874,645
Defective items	49,804	47,635

Total allowances	$6,617,750	$7,214,984

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Inventories

Inventories are stated at the lower of average cost or market. Management regularly reviews inventory quantities on hand and in the retail channel and records a provision for excess or obsolete inventory based on the future expected demand for the Company’s games. Significant changes in demand for the Company’s games would impact management’s estimates in establishing the inventory provision.  Inventory costs include licensing fees paid to platform proprietors. These licensing fees include the cost to manufacture the game cartridges. These licensing fees included in “cost of goods sold - product costs” amounted to $2,560,839 and $9,648,605 for the three and nine months ended March 31, 2010, respectively, and $3,878,310 and $9,707,102 for the three and nine months ended March 31, 2009, respectively. Licensing fees included in inventory at March 31, 2010 and June 30, 2009 totaled $1,283,512 and $920,747, respectively.

Advances on Royalties

The Company utilizes independent software developers to develop its games in exchange for payments to the developers based upon certain contract milestones. The Company enters into contracts with the developers once the game design has been approved by the platform proprietors and is technologically feasible.  Accordingly, the Company capitalizes such payments to the developers during development of the games. These payments are considered non-refundable royalty advances and are applied against the royalty obligations owed to the developer from future sales of the game. Any pre-release milestone payments that are not prepayments against future royalties are expensed to “cost of goods sold - royalties” in the period when the game is released. Capitalized royalty costs for those games that are cancelled or abandoned are charged to “cost of goods sold - royalties” in the period of cancellation.  Capitalized costs for games that are cancelled or abandoned prior to product release are charged to “cost of goods sold - royalties” in the period of cancellation. There were no costs for games cancelled or abandoned during the three-month and nine-month periods ended March 31, 2010 and 2009, respectively.

Beginning upon the related game’s release, capitalized royalty costs are amortized to “cost of goods sold – royalties” based on the ratio of current revenues to total projected revenues for the specific game, generally resulting in an amortization period of twelve months or less.

The Company evaluates the future recoverability of capitalized royalty costs on a quarterly basis. For games that have been released in prior periods, the primary evaluation criterion is actual title performance. For games that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific game to which the royalties relate. Criteria used to evaluate expected game performance include: historical performance of comparable games developed with comparable technology; orders for the game prior to its release; and, for any game sequel, estimated performance based on the performance of the game on which the sequel is based.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized royalty costs. In evaluating the recoverability of capitalized royalty costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual game sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Intellectual Property Licenses

Intellectual property license costs consist of fees paid by the Company to license the use of trademarks, copyrights, and software used in the development of games. Depending on the agreement, the Company may use acquired intellectual property in multiple games over multiple years or for a single game.  When no significant performance remains with the licensor upon execution of the license agreement, the Company records an asset and a liability at the contractual amount. The Company believes that the contractual amount represents the fair value of the liability. When significant performance remains with the licensor, the Company records the payments as an asset when paid and as a liability when incurred, rather than upon execution of the agreement. The Company classifies these obligations as current liabilities to the extent they are contractually due within the next twelve months.  Capitalized intellectual property license costs for those games that are cancelled or abandoned are charged to “cost of goods sold - intellectual property licenses” in the period of cancellation. There were no costs for games cancelled or abandoned during the three-month and nine-month periods ended March 31, 2010 and 2009, respectively.

Beginning upon the related game’s release, capitalized intellectual property license costs are amortized to “cost of sales - intellectual property licenses” based on the greater of (1) the ratio of current revenues for the specific game to total projected revenues for all games in which the licensed property will be utilized or (2) the straight-line amortization method over the estimated useful lives of the licenses. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

The Company evaluates the future recoverability of capitalized intellectual property license costs on a quarterly basis. For games that have been released in prior periods, the primary evaluation criterion is actual title performance. For games that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific games to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected game performance include: historical performance of comparable games developed with comparable technology; orders for the game prior to its release; and, for any game sequel, estimated performance based on the performance of the game on which the sequel is based.  Further, as intellectual property licenses may extend for multiple games over multiple years, the Company also assesses the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property and the continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized intellectual property license costs. In evaluating the recoverability of capitalized intellectual property license costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual game sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Goodwill and Intangible Assets

Goodwill is the excess of purchase price paid over identified intangible and tangible net assets of Gamecock. Intangible assets consist of acquired game sequel titles, distribution and non-compete agreements. Certain intangible assets acquired in a business combination are recognized as assets apart from goodwill. Identified intangibles other than goodwill are generally amortized using the straight-line method over the period of expected benefit ranging from one to three years, except for acquired game sequel titles, which is a usage-based intangible asset that is amortized using the shorter of the useful life or expected revenue stream.

The Company evaluates goodwill and intangibles with an indefinite life annually (performed in the fourth quarter) and upon the occurrence of certain triggering events or substantive changes in circumstances that indicate that the fair value of goodwill or indefinite lived intangible assets may be impaired. Impairment of goodwill is tested at the reporting unit level.  The Company has one reporting unit, because none of the components of the Company constitute a business for which discrete financial information is available and for which Company management regularly reviews the results of operations.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

To determine the fair values of the reporting units used in the first step, the Company uses a combination of the market approach, which utilizes comparable companies’ data and/or the income approach, or discounted cash flows. Each step requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on the Company’s weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. The Company’s estimates for market growth, its market share, and costs are based on historical data, various internal estimates, and certain external sources, and are based on assumptions that are consistent with the plans and estimates the Company is using to manage the underlying business. The Company’s business consists of publishing and distribution of interactive entertainment software and content using both established and emerging intellectual properties, and its forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

The Company determined that current business conditions, and the resulting decrease in the Company’s projected cash flows, constituted a triggering event which required the Company to perform interim impairment tests related to its long-lived assets and goodwill during the quarter ended March 31, 2010. The Company’s interim test on its long-lived assets indicated that the carrying value of its long-lived assets was recoverable and that no impairment existed as of the testing date.  The Company will continue to monitor its goodwill and indefinite-lived intangible and long-lived assets for possible future impairment.

Assessment of Impairment of Assets

Current accounting standards require that the Company assess the recoverability of purchased intangible assets and other long-lived assets whenever events or changes in circumstances indicate the remaining value of the assets recorded on its consolidated balance sheets is potentially impaired. In order to determine if a potential impairment has occurred, management must make various assumptions about the estimated fair value of the asset by evaluating future business prospects and estimated cash flows. For some assets, the Company’s estimated fair value is dependent upon predicting which of its products will be successful. This success is dependent upon several factors, which are beyond the Company’s control, such as which operating platforms will be successful in the marketplace, market acceptance of the Company’s products and competing products. Also, the Company’s revenues and earnings are dependent on the Company’s ability to meet its product release schedules.

Income Taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

The Company recognizes revenue from the sale of videogames upon the transfer of title and risk of loss to the customer. Accordingly, the Company recognizes revenue for software titles when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a purchase order, (2) the product is delivered, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed probable.  The Company’s payment arrangements with customers typically provides for net 30 and 60 day terms. Advances received for licensing and exclusivity arrangements are reported on the consolidated balance sheets as deferred revenues until the Company meets its performance obligations, at which point the revenues are recognized. Revenue is recognized after deducting estimated reserves for returns, price protection and other allowances. In circumstances when the Company does not have a reliable basis to estimate returns and price protection or is unable to determine that collection of a receivable is probable, the Company defers the revenue until such time as it can reliably estimate any related returns and allowances and determine that collection of the receivable is probable.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Some of the Company’s videogames provide limited online features at no additional cost to the consumer. Generally, the Company considers such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, the Company recognizes revenue related to videogames containing these limited online features upon the transfer of title and risk of loss to the customer.  In instances where online features or additional functionality are considered a substantive deliverable in addition to the videogame, the Company takes this into account when applying its revenue recognition policy.  This evaluation is performed for each videogame together with any online transactions, such as electronic downloads or videogame add-ons when it is released.  When the Company determines that a videogame contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the videogame, principally because of its importance to game play, the Company considers that its performance obligations for this game extend beyond the delivery of the game. Fair value does not exist for the online functionality, as the Company does not separately charge for this component of the videogame. As a result, the Company recognizes all of the revenue from the sale of the game upon the delivery of the remaining online functionality.  In addition, the Company defers the costs of sales for this game and recognizes the costs upon delivery of the remaining online functionality.

With respect to online transactions, such as electronic downloads of games or add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content and the Company is notified by the online retailer that the product has been downloaded. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable and the fee must be fixed and determinable.

Third-party licensees in Europe distribute Gamecock’s videogames under license agreements with Gamecock. The licensees paid certain minimum, non-refundable, guaranteed royalties when entering into the licensing agreements. Upon receipt of the advances, the Company defers their recognition and recognizes the revenues in subsequent periods as these advances are earned by the Company. As the licensees pay additional royalties above and beyond those initially advanced, the Company recognizes these additional royalties as revenues when earned.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned.  In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable, and the fee must be fixed and determinable.

Consideration Given to Customers and Received from Vendors

The Company offers sales incentives and other consideration to its customers.  Sales incentives and other consideration that are considered adjustments of the selling price of the Company’s games, such as rebates and product placement fees, are reflected as reductions to revenue.  Sales incentives and other consideration that represent costs incurred by the Company for assets or services received, such as the appearance of games in a customer’s national circular ad, are reflected as sales and marketing expenses.

Cost of Goods Sold

Cost of goods sold includes: manufacturing costs, royalties, and amortization of intellectual property licenses.

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards on the measurement date using the Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of operations.

Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Stock compensation guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

The Company estimates the value of employee stock options on the date of grant using the Black-Scholes option pricing model. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

The Company accounts for equity instruments issued to non-employees based on the estimated fair value of the equity instrument that is recorded on the earlier of the performance commitment date or the date the services required are completed.  Until shares under the award are fully vested, the Company marks-to-market the fair value of the options at the end of each accounting period.

Fair Value Measurements

Effective July 1, 2009, the Company adopted the provisions of the fair value measurement accounting and disclosure guidance related to non-financial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis. This standard establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements, and clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The provisions also establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•
Level 2: Quoted prices in active markets for similar assets and liabilities, quoted prices for identically similar assets or liabilities in markets that are not active and models for which all significant inputs are observable either directly or indirectly.

•	Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs for inactive markets.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. While the Company has previously invested in certain assets that would be classified as “level 1,” as of March 31, 2010, the Company does not hold any “level 1” cash equivalents that are measured at fair value on a recurring basis, nor does the Company have any assets or liabilities that are based on “level 2” or “level 3” inputs.

Comprehensive Income (Loss)

For the three-month and nine-month periods ended March 31, 2010 and 2009, the Company’s comprehensive income (loss) was as follows:

	For the		For the
	Three months ended		Nine months ended
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009

Net income (loss)	$192,140	$(691,841)	$(1,763,145)	$(1,077,049)
Other comprehensive income (loss)
Change in foreign currency translation adjustment	176,939	(59,900)	267,186	(240,844)
Comprehensive income (loss)	$369,079	$(751,741)	$(1,495,959)	$(1,317,893)

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Earnings (Loss) Per Common Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods.  Diluted earnings per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares outstanding, increased by common stock equivalents.  Common stock equivalents represent incremental shares issuable upon exercise of outstanding options and warrants, the conversion of preferred stock and the vesting of restricted stock. However, potential common shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

As the Company reported a net loss for the nine-month period ended March 31, 2010, basic and diluted earnings per share were the same for this period.  Potentially dilutive securities totaling 6,674,371 and 15,947,572 shares for the nine months ended March 31, 2010 and 2009, respectively, were excluded from the diluted earnings per share calculation because of their anti-dilutive effect.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentations. The reclassifications did not impact previously reported total assets, liabilities, shareholders’ equity or net income (loss).

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has codified a single source of U.S. GAAP, the “Accounting Standards Codification.” Unless needed to clarify a point to readers, the Company will refrain from citing specific section references when discussing application of accounting principles or addressing new or pending accounting rule changes.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-14, “Software (Topic 985): Certain Revenue Arrangements That Include Software Elements - a consensus of the FASB Emerging Issues Task Force (“EITF”)” (formerly EITF 09-3). ASU 2009-14 revises FASB ASC 985-605 to drop from its scope all tangible products containing both software and non-software components that operate together to deliver the products’ functions. It also amends the determination of how arrangement consideration should be allocated to deliverables in a multi-deliverable revenue arrangement. ASU 2009-14 is effective for fiscal years beginning after June 15, 2010. Early adoption is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force” (formerly EITF 08-1), which amends the revenue recognition guidance for arrangements with multiple deliverables.  ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. It also eliminated the use of the residual value method for determining the allocation of arrangement consideration. ASU 2009-13 is effective for fiscal years beginning after June 15, 2010. Early adoption is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

2. Gamecock Acquisition

On October 10, 2008, the Company acquired Gamecock pursuant to a definitive purchase agreement (the “Gamecock Agreement”) with Vid Agon, LLC (the “Seller”) and Vid Sub, LLC (the “Member”). The Member is a wholly-owned subsidiary of the Seller and Gamecock is a wholly-owned subsidiary of the Member.  Pursuant to the terms of the Gamecock Agreement, the Company acquired all of the outstanding membership interests of the Member in exchange for aggregate consideration of 7% of the future revenues from sales of certain Gamecock games, net of certain distribution fees and advances, and a warrant to purchase 700,000 shares of the Company’s common stock.(See Note 16).

The amount of the contingent purchase price payment obligations (the “Gamecock Earn-Out”) has been added to the purchase price (i.e., goodwill).

The purchase price of Gamecock, adjusted from its initial purchase price and finalized on October 10, 2009, consists of the following items:

Fair value of 700,000 warrants to purchase common stock with an exercise price of $1.50 per share based on the closing date of the transaction, October 10, 2008 (See Note 16)	$1,033,164
Transaction costs	750,000
Total initial purchase consideration	$1,783,164

The fair value of the stock warrants was determined using the Black-Scholes option pricing model and the following assumptions: (a) the fair value of the Company’s common stock of $2.35 per share, which is the closing price as of October 10, 2008, (b) volatility of 57.68%, (c) a risk free interest rate of 2.77%, (d) an expected term, also the contractual term, of 5.0 years, and (e) an expected dividend yield of 0.0%.

The acquisition was accounted for under the purchase method of accounting with the Company as the acquiring entity.  Accordingly, the consideration paid by the Company to complete the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition.  The allocation of the purchase price was based upon certain external valuations and other analyses.  Between the acquisition date and October 10, 2009, the Company adjusted its initial acquisition cost and preliminary purchase price allocation to reflect adjustments to certain assets, reserves, and obligations. The purchase price allocation was finalized on October 10, 2009.

The final purchase price allocations, adjusted from the preliminary purchase price allocation disclosed as of June, 30 2009, were as follows:

		Preliminary Purchase Price Allocation as of June 30, 2009	Final Purchase Price Allocation as of October 10, 2009

Working capital, excluding inventories		$827,287	$827,287
Inventories		156,745	156,745
Other current assets		36,369	36,369
Property and equipment		209,441	209,441

	Estimated useful life

Intangible assets:
Royalty agreements (Advances on royalties)	1 – 2 years	3,424,000	3,424,000
Game sequel titles	5 – 12 years	1,142,000	1,142,000
Non-compete agreements	Less than 1 year	200,000	200,000
Distribution agreements	3 years	40,000	40,000
Goodwill	Indefinite	6,595,123	6,539,700
Liabilities		(10,847,801)	(10,792,378)
Total initial purchase consideration		$1,783,164	$1,783,164

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

2. Gamecock Acquisition, continued

The adjustments to the preliminary purchase price allocation disclosed as of June 30, 2009, compared to the final purchase price allocation completed as of October 10, 2009, related to information obtained subsequent to June 30, 2009, upon completion of the purchase price allocation procedures the Company identified at the acquisition date.  Adjustments to the preliminary purchase price allocation are primarily related to updated valuations in the preliminary appraisals of identifiable intangible assets as well as the acquired liabilities.

The following table presents the gross and net balances, and accumulated amortization of the components of the Company’s purchased amortizable intangible assets included in the acquisition as of March 31, 2010:

		Accumulated
	Gross	Amortization	Net

Royalty agreements (Advances on royalties)	$3,424,000	$2,729,647	$694,353
Intangible assets, net
Game sequel titles	$1,142,000	$1,142,000	$-
Non-compete agreements	200,000	200,000	-
Distribution agreements	40,000	19,642	20,358

Total intangible assets, net	$1,382,000	$1,361,642	$20,358

Intangible assets and goodwill are expected to be tax deductible.  During the year ended June 30, 2009, the Company incurred an impairment charge of $1,142,000 related to write-off of acquired game sequel titles due to the underperformance of the acquired titles.

The estimated future decreases (increases) to net income (loss) from the amortization of the finite-lived intangible assets are the following amounts:

Year ending June 30,

2010 (six months ended June 30, 2010)	$3,333
2011	$13,333
2012	$3,692

The weighted average estimated amortization period as of March 31, 2010 is 18 months.

As of March 31, 2010, a total of $1,353,211, which may be netted contractually against adjustments for excess payables, as defined pursuant to the Gamecock Agreement, of the Gamecock Earn-Out has been achieved and was recorded as goodwill in the consolidated balance sheets. (See Note 16).

The following table summarizes the unaudited pro forma information assuming the business combination had occurred at the beginning of the periods presented.  This pro forma financial information is for informational purposes only and does not reflect any operating efficiencies or inefficiencies which may result from the business combination and therefore is not necessarily indicative of results that would have been achieved had the businesses been combined during the periods presented.

For the nine months ended March 31, 2009
Pro forma net revenues	$40,027,695
Pro forma net loss	$(35,414,802)
Pro forma net loss per share—basic	$(0.99)
Pro forma net loss per share—diluted	$(0.99)

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

2. Gamecock Acquisition, continued

On December 4, 2008, the Company acquired the remaining 4% minority interest in Gamecock in exchange for aggregate consideration of 50,000 warrants to purchase shares of the Company’s common stock, with an exercise price of $1.50 per share, exercisable subject to the achievement of certain revenue targets. The transaction has been accounted for as a purchase and resulted in an increase to goodwill of $18,889.  The fair value of the stock warrants was determined using the Black-Scholes option pricing model and the following assumptions: (a) the fair value of the Company’s common stock of $1.10 per share, which is the closing price as of December 4, 2008, (b) volatility of 63.76%, (c) a risk free interest rate of 1.51%, (d) an expected term, also the contractual term, of 3.0 years, and (e) an expected dividend yield of 0.0%.

3. Inventories

Inventories consist of the following:

	March 31, 2010	June 30, 2009
Finished goods	$1,881,125	$3,858,518
Purchased parts and components	517,762	601,319
Total	$2,398,887	$4,459,837

4. Property and Equipment, net

Property and equipment, net was comprised of the following:

	March 31, 2010	June 30, 2009
Land	$544,044	$544,044
Building and leasehold improvements	1,496,099	1,496,147
Computer equipment and software	775,226	719,621
Office furniture and other equipment	441,303	353,406
	3,256,672	3,113,218

Less: accumulated depreciation and amortization	526,996	359,079

Property and equipment, net	$2,729,676	$2,754,139

Depreciation and amortization expense for the three months and nine months ended March 31, 2010 was $62,350 and $171,601, respectively.  For the three months and nine months ended March 31, 2009, depreciation and amortization expense was $46,132 and $128,845, respectively.

5. Line of Credit

The Company has a $8.0 million revolving line of credit facility with SunTrust Banks, Inc. (“SunTrust”) that matures on November 30, 2010.  From time to time SunTrust in its sole and absolute discretion may increase the Company’s line of credit in the form of an overadvance agreement.  As of March 31, 2010 and June 30, 2009, the Company’s borrowing base may not exceed 65% of eligible accounts receivable plus $500,000. The line of credit bears interest at prime plus 1½%, which was 4.75% and 3.75% at March 31, 2010 and June 30, 2009, respectively.  SunTrust processes payments received on such accounts receivable as payments on the revolving line of credit. The line is collateralized by gross accounts receivable of approximately $8,550,045 and $8,673,000 at March 31, 2010 and June 30, 2009, respectively. The line of credit is further collateralized by personal guarantees, and pledge of personal securities and assets by two Company shareholders, one of whom is the Company’s chairman, and certain other affiliates. The agreement contains certain financial and non-financial covenants. At March 31, 2010, the Company was not in compliance with these covenants. If the Company fails to comply with the covenants and is unable to obtain a waiver or amendment, an event of default could result, and SunTrust could declare outstanding borrowings immediately due and payable. If that should occur, the Company cannot guarantee that it would have sufficient liquidity at that time to repay or refinance borrowings under the revolving credit facility.  Although SunTrust has continued to work with the Company to extend the credit facility, the Company may no longer be able to borrow under the terms of the credit facility.

At March 31, 2010 and June 30, 2009, the outstanding line of credit balance was $4,744,191 and $5,349,953, respectively. At March 31, 2010 and June 30, 2009, the Company had $818,069 and $-0-, respectively, available under its credit facility. For the three months and nine months ended March 31, 2010, interest expense relating to the line of credit was $43,595 and $160,565, respectively.  For the three months and nine months ended March 31, 2009, interest expense relating to the line of credit was $68,280 and $153,793, respectively.

6. Long-term Debt

Long-term debt was comprised of the following:

	March 31, 2010	June 30, 2009
Mortgages payable
First National Bank	$1,020,488	$1,039,078
Southwest Securities, FSB	482,631	493,437
Vehicle notes payable	119,208	57,296

Total debt	1,622,327	1,589,811
Less current portion	64,536	50,855
Total long-term debt	$1,557,791	$1,538,956

In connection with the purchase of an office building in Grapevine, Texas, the Company entered into a five year mortgage with a financial institution in the amount of $500,000.  The interest rate on the mortgage adjusts daily to prime plus 1.0% (5.5% at March 31, 2010).  Principal and interest are payable in monthly installments of $3,439 continuing until January 28, 2014 when the entire balance of principal and accrued interest is due and payable.  The mortgage is secured by the land and building. The Company’s chairman has personally guaranteed the mortgage note.

In connection with the purchase of an office building and land in Grapevine, Texas, the Company entered into a 20 year mortgage with a financial institution in the amount of $1,068,450. The interest rate on the mortgage adjusts every five years to prime minus ¼% (7.5% at March 31, 2010). The monthly principal and interest payment is $8,611 with interest only payments for the first six months. The mortgage is secured by the purchased land and building. Two shareholders of the Company, one of whom is the Company’s chairman, have personally guaranteed the mortgage note.

The scheduled maturities of the long-term debt are as follows:

Year ending June 30,
2010 (three months ended June 30, 2010)	$15,800
2011	65,451
2012	68,993
2013	73,347
2014	489,277
Thereafter	909,459

Total	1,622,327

Less: current maturities	64,536

Long-term debt, net of current portion	$1,557,791

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

7. Related Party Transactions

Related Party Receivables

Related party receivables consist of short-term advances to employees and an overpayment of amounts owed to an affiliate of two shareholders of the Company, one of whom is the Company’s chairman. No allowance has been provided due to the short-term nature and recoverability of such advances.

Due to Shareholders

During the year ended June 30, 2009, the Company’s chairman advanced the Company $307,440. The advance was unsecured, payable on demand and non-interest bearing.  Subsequent to June 30, 2009, the amount was repaid.  At March 31, 2010 and June 30, 2009, the amount due was $-0- and $232,440, respectively.

Due to Related Parties

During the year ended June 30, 2009, the Company collected sales commissions totaling $226,216 on behalf of an affiliate of two shareholders of the Company, one of whom is the Company’s chairman.  At June 30, 2009, $113,499 was payable to the affiliate and is included in due to related parties in the accompanying consolidated balance sheets.  At September 30, 2009, the Company was owed $38,390 from this affiliate, resulting from an overpayment of amounts owed.  The amount was repaid to the Company as of December 31, 2009.

The Company incurred fees for broadband usage to an entity partially owned by two shareholders of the Company, one of whom is the Company’s chairman. Broadband usage fees for the three and nine months ended March 31, 2010 were $8,800 and $22,000, respectively. Broadband usage fees for the three and nine months ended March 31, 2009 were $20,850 and $62,550, respectively. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations. At March 31, 2010 and June 30, 2009, $13,200 and $11,546, respectively, remained as a payable to the affiliate and is included in due to related parties in the accompanying consolidated balance sheets.

Accrued Expenses - Related Parties

Accrued expenses - related parties as of and for the nine months ended March 31, 2010 and the year ended June 30, 2009 are as follows:

	Nine months ended March 31, 2010	Year ended June 30, 2009
Balance at beginning of period	$184,766	$5,770
Expenses incurred:
Rent	82,500	100,250
Commissions	378,393	705,032
Less: amounts paid	(424,730)	(626,286)
Balance at end of period	$220,929	$184,766

The Company incurred sales commissions for the marketing and sale of videogames with two affiliates of the Company’s chairman.  Sales commissions for the three and nine months ended March 31, 2010 were $113,096 and $378,393, respectively.  Sales commissions for the three and nine months ended March 31, 2009 were $277,201 and $550,429, respectively.  These amounts are included in sales and marketing in the accompanying consolidated statements of operations.

Lease - Related Parties

The Company leases certain office space from a company whose shareholders are also shareholders of the Company, one of whom is the Company’s chairman.  Related party lease expense was $27,500 and $82,500 for the three and nine months ended March 31, 2010, respectively.  Related party lease expense was $27,500 and $72,750 for the three and nine months ended March 31, 2009, respectively. These amounts are included in the general and administrative expense in the accompanying consolidated statements of operations. The lease expires on December 31, 2010.

The Company leases certain office space to a company whose shareholders are also shareholders of the Company, one of whom is the Company’s chairman.  Related lease income was $3,907 and $11,722 for the three and nine months ended March 31, 2010, respectively.  Related lease income was $2,605 and $12,650 for the three and nine months ended March 31, 2009, respectively.  These amounts are included in general and administrative expense in the accompanying consolidated statements of operations.  The lease expires on December 31, 2010.

8. Commitments

Total future minimum commitments are as follows:

	Software	Office
	Developers	Lease	Total
For the year ending June 30,

2010 (three months ended June 30, 2010)	$1,509,200	$36,018	$1,545,218
2011	5,448,748	89,071	5,537,819
2012	-	34,071	34,071
2013	-	22,714	22,714
Total	$6,957,948	$181,874	$4,089,822

Developer of Intellectual Property Contracts

The Company regularly enters into contractual arrangements with third parties for the development of games as well as the rights to license intellectual property. Under these agreements, the Company commits to provide specified payments to a developer or intellectual property holders, based upon contractual arrangements, and conditioned upon the achievement of specified development milestones. These payments to third-party developers and intellectual property holders typically are deemed to be advances and are recouped against future royalties earned by the developers based on the sale of the related game. On October 26, 2007, the Company executed an agreement with a third party game developer in connection with certain development agreements. Pursuant to the agreement, the Company has committed to spend specified amounts for marketing support of the related game which is to be developed. “Cost of goods sold - royalties” related to this development agreement amounted to $3,251,395 and $9,871,028 for the three and nine months ended March 31, 2010, respectively, and $2,714,042 and $5,015,222 for the three and nine months ended March 31, 2009, respectively.

Lease Commitments

In January 2008, the Company entered into a new four year lease for its United Kingdom office, with a yearly rent of approximately $30,000 plus value added tax (VAT).  Office rent expense for the three and nine months ended March 31, 2010 was $8,217 and $22,984, respectively. Office rent expense for the three and nine months ended March 31, 2009 was $8,447 and $41,984, respectively.

The Company entered into a non-cancelable operating lease with an affiliate, on January 1, 2008, for offices located in Midlothian, Virginia. The lease provided for monthly payments of $7,542 for the first 12 months and increased to $9,167 in January 2009 for the remaining 24 months. Office rent expense for the three and nine months ended March 31, 2010 was $27,500 and $82,500, respectively. Office rent expense for the three and nine months ended March 31, 2009 was $27,500 and $72,750, respectively.

Employment Agreements

The Company has employment agreements with several members of senior management. The agreements, with terms ranging from approximately two to three years, provide for minimum salary levels, performance bonuses, and severance payments.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

9. Stock-based Compensation

In May 2008, the Company’s board of directors and its shareholders approved the 2008 Equity Incentive Compensation Plan (the “2008 Plan”) for the grant of stock awards, including restricted stock and stock options, to officers, directors, employees and consultants.  The 2008 Plan expires in May 2018. Shares available for future grant as of March 31, 2010 and June 30, 2009 were 1,251,867 and 2,924,200, respectively, under the 2008 Plan.

Stock awards and shares are generally granted at prices which the Company’s board of directors believes approximate the fair market value of the awards or shares at the date of grant. Individual grants generally become exercisable ratably over a period of three years from the date of grant. The contractual terms of the options range from three to ten years from the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based compensation to employees and non-employees. The determination of fair value is affected by the Company’s stock price and volatility, employee exercise behavior, and the time for the shares to vest.

The assumptions used in the Black-Scholes option pricing model to value the Company’s option grants to employees and non-employees were as follow:

	For the nine months ended March 31, 2010	For the nine months ended March 31, 2009
Risk-free interest rate	2.20 – 3.84%	1.72 - 4.01%
Weighted-average volatility	160.78 – 166.29%	57.56 - 65.23%
Expected term	5.5 – 9.19 years	5.5 - 6 years
Expected dividends	0.0%	0.0%

The following table summarizes the stock-based compensation expense resulting from stock options and restricted stock in the Company’s consolidated statements of operations:

	For the three months ended March 31, 2010	For the three months ended March 31, 2009	For the nine months ended March 31, 2010	For the nine months ended March 31, 2009
Sales and marketing	$19,940	$-	$59,758	$31,591
General and administrative	171,465	118,831	491,567	429,745
Total stock-based compensation expense	$191,405	$118,831	$551,325	$461,336

As of March 31, 2010, the Company’s unrecognized stock-based compensation for stock options issued to employees and non-employee directors was approximately $629,425 and will be recognized over a weighted average of 1.6 years.  The Company estimated a 5.0% forfeiture rate related to the stock-based compensation expense calculated for employees and non-employee directors.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

9. Stock-based Compensation, continued

The following table summarizes the Company’s stock option activity for employees, non-employee directors, and non-employees for the nine months ended March 31, 2010:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of June 30, 2009	1,960,300	$1.69	-	$-
Activity for the nine months ended March 31, 2010
Granted	677,000	0.59	-	-
Exercised			-	-
Forfeited, cancelled or expired	87,667	1.75	-	-
Outstanding as of March 31, 2010	2,549,633	$1.39	8.82	$-
Exercisable as of March 31, 2010	537,318	$1.92	8.43	$-
Exercisable and expected to be exercisable	2,364,740	$1.42	8.81	$-

The aggregate intrinsic value represents the total pre-tax intrinsic value based on the Company’s closing stock price ($0.30 per share) as of March 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date.

The weighted average fair value of stock options granted to employees and non-employee directors during the three months ended March 31, 2010 was $0.32 per share.

The following table summarizes the Company’s restricted stock activity for the nine months ended March 31, 2010:

	Shares	Weighted- Average Grant Date Fair Value
Outstanding as of June 30, 2009	115,500	$2.14
Activity for the nine months ended March 31, 2010
Granted	1,085,000	0.37
Vested	113,500	2.16
Forfeited, cancelled or expired	2,000	1.20
Outstanding as of March 31, 2010	1,085,000	$0.37
Vested as of March 31, 2010	113,500	$2.16

As of March 31, 2010, the Company’s unrecognized stock-based compensation for restricted stock issued to employees and non-employee directors was approximately $325,506 and will be recognized over a weighted average of 2.51 years.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

10. Contingencies

The Company was obligated to file a registration statement with the SEC covering the resale of the shares of its common stock issued upon conversion of the Series A convertible preferred stock and the exercise of Class Y warrants within 30 days following the Company’s filing of its Form 10-K for the fiscal year in 2008 but no later than January 15, 2009. The Company filed a registration statement on Form S-1 with the SEC, however, the registration statement was not declared effective by the SEC within the prescribed time period.

Since the registration statement was not declared effective by the SEC within the prescribed time period, the Company is obligated to make pro rata payments to each holder of Series A convertible preferred stock in an amount equal to .5% of the aggregate amount invested by such holder of Series A convertible preferred stock for each 30 day period (or portion thereof) for which no registration statement is effective. Accordingly, the Company has recognized a liability for liquidating damages and interest totaling $196,511 for the year ended June 30, 2009.  The amount of the liability at March 31, 2010 and June 30, 2009 was $196,511.

From time to time, the Company is subject to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, the Company would record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.

On October 27, 2008, Gamecock was served with a demand for arbitration by a developer alleging various breaches of contract related to a publishing agreement entered into between Gamecock and the developer on December 12, 2007. The developer is seeking an award of $4,910,000, termination of the agreement, exclusive control of the subject videogame, and discretionary interest and costs. Gamecock has responded stating that the developer’s attempts to terminate the publishing agreement constitute wrongful termination of the agreement and breach of the agreement. Gamecock has also filed a counterclaim against the developer seeking the return of approximately $5.9 million in advances on royalties in the event the publishing agreement is terminated.  The developer has filed a supplemental demand for arbitration concerning royalty payments due under a separate publishing agreement and is seeking an award of $41,084.  An arbitration scheduled for January 2010 has been put on hold pending possibility of settlement.  As of March 31, 2010, the Company believes it has accrued sufficient amounts to cover potential losses related to this matter.  The Company’s management currently believes that resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position or results of operations. However, legal issues are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of this matter could have a material adverse effect on the Company’s consolidated financial position and the results of operations in the period in which any such effect is recorded.

In February 2010, the Company, SouthPeak Interactive, L.L.C., and Gamecock were served with a complaint by TimeGate Studios, Inc., or TimeGate, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Gamecock and TimeGate in June 2007.  TimeGate is seeking the return of all past and future revenue generated from the videogame related to the Publishing Agreement, an injunction against the Company and its subsidiaries, damages to be assessed, and discretionary interest and costs. The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter. The Company and its subsidiaries intend to vigorously defend all claims.

On May 10, 2010, SouthPeak Interactive, L.L.C. and Melanie Mroz were served with a complaint by Spidermonk Entertainment, LLC or Spidermonk, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Southpeak and Spidermonk in November, 2007.  Spidermonk is seeking the unpaid milestone payments related to the development of the game “Roogoo” videogame as well as other highly speculative damages related to the poor sales performance of this game. The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter. The Company and its subsidiaries intend to vigorously defend all claims.

On May 12, 2010, the Company, and Gone Off Deep, LLC were served with a complaint by Cyantest, Inc. or Cyantest, alleging various breach of contract and other claims related to a settlement agreement between the parties for which the final payment was to be made in April of 2008.  Cyantest is seeking the unpaid final settlement payment of $122,000 plus attorney fees. The Company has no estimate at this time of its potential exposure, if any, above and beyond $122,000 and cannot, at this time, predict the outcome of this matter. The Company and its subsidiaries intend to vigorously defend all claims.

Other than the foregoing, the Company is engaged in litigation incidental to the Company’s business to which the Company is a party.  While the Company cannot predict the ultimate outcome of these various legal proceedings, it is management’s opinion that, individually, the resolution of these matters should not have a material effect on the consolidated financial position or results of operations of the Company. As of March 31, 2010, the Company has accrued an aggregate amount of $2,156,533 related to such matters. The Company expenses legal costs as incurred in connection with a loss contingency.

On March 12, 2009, the Company, Gamecock, SouthPeak Interactive, Ltd. and Gamecock Media Europe, Ltd. were served with a complaint by a videogame distributor alleging a breach of contract and other claims related to a publishing and distribution agreement, or the Distribution Agreement, entered into between Gamecock Media Europe, Ltd. and the videogame distributor in January 2008. The videogame distributor is seeking the return of $4,590,000 in advances, an injunction against the Company and its subsidiaries, approximately $650,000 in specified damages, further damages to be assessed, and discretionary interest and costs.  Gamecock Media Europe, Ltd. has filed a counterclaim against the videogame distributor for $950,000 and discretionary interest and costs, resulting from videogame sales and the achievement of a milestone under the Distribution Agreement.  The case was heard in the United Kingdom in July 2009 and closing submissions were made to the court on or about July 22, 2009.  On November 20, 2009, the court issued its ruling in which some of the videogame distributer’s claims were upheld and some were denied.  Additionally, Gamecock Media Europe, Ltd.’s counterclaim was dismissed.

As part of the court proceedings between the Company and the videogame distributor, the Company agreed (to avoid further costly hearings) to pay 35% of certain European sales into an escrow account pending the final resolution of the case.  Legal expenses associated with this complaint have been expensed as incurred.  As a result of the court’s ruling, the Company recorded accrued litigation costs of $4,308,035 for this matter. This amount represents the full amount of the judgment against Gamecock and its subsidiary. Of this judgment, $555,332 represents the judgment liability of the Company.  The amounts held in escrow were approximately $798,000 and were released to the videogame distributor in January 2010  (see Note 15).

On August 26, 2009, the Company was notified that the SEC was conducting a non-public, fact-finding investigation regarding certain matters underlying the amendment of its Form 10-Q, and the restatement of its financial statements, for the period ended March 31, 2009, and the termination of its former chief financial officer.  The Company has provided the SEC with the documents requested and has cooperated in all respects with the SEC’s investigation.

11. Production Advance Payable

On August 13, 2009, the Company entered into a unit production financing agreement with a producer relating to the production of certain games, of which the balance outstanding under this agreement was $3,755,104 at March 31, 2010.  Production fees relating to this production advance for the three and nine months ended March 31, 2010 totaled $292,965 and $868,569, respectively, and include the production fees of $453,000 related to the default status of the production advance, as described in the subsequent paragraph.  These amounts are included in interest expense on the accompanying statements of operations. As of March 31, 2010, accrued and unpaid production fees totaled approximately $815,000 and are included in accrued expenses and other current liabilities. The Company is obligated to pay approximately $103,000 of production fees for every month the full production advance is outstanding past its due date of November 14, 2009.  Pursuant to the agreement, the Company has assigned to the producer a portion of the net revenues related to the sale of certain games in Europe.

The Company has failed to make the required payments under this agreement.   Accordingly, the production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009 (approximately $453,000 through March 31, 2010).  Pursuant to the terms of the production financing agreement, the producer is free to exercise any rights in connection with the security interests granted.

12. Gain on Settlement of Trades Payables

The gain on the settlement of trade payables at less than recorded values results from negotiations with various unsecured creditors for the settlement and payment of the trade payable at amounts less than that the recorded liability. For the three months and nine months ended March 31, 2010, the Company’s gain on settlement of trade payables was as follows:

	Net Trade Payables Settled	Other Assets Acquired/ Liabilities Assumed	Payments in Cash	Payments in Equity	Forgiveness of Debt

Vendor 1(1)	$6,418,334	$(1,422,334)	$(2,000,000)	$-	$2,996,000
Vendor 2(2)	250,000	-	(50,000)	(104,500)	95,500
Vendor 3	232,347	-	(67,358)	-	164,989
Vendor 4	49,384	-	-	-	49,384
Vendor 5	185,549	(239,051)	-	-	(53,502)
	$7,135,614	$(1,661,385)	$(2,117,358)	$(104,500)	$3,252,371

(1)
In connection with this settlement agreement, the Company received inventory valued at $135,276, assumed the vendor’s future liability for price protection, returns, and defective merchandise, for games previously sold by or held by the Company, estimated to be $306,248, and recorded an inventory write-down, for inventory currently held by the Company, in the amount of $1,251,362 as a result of a reduction to a lower of cost or market value.  The reduction in inventory is required as the Company is prohibited from any future inventory returns and is completely responsible for the final disposition of inventory.

(2)
Consists of 175,000 shares of common stock, which were valued based on the fair market value of the Company’s common stock on the settlement date and 150,000 warrants to purchase common stock, which were valued on the settlement date, at $0.30 per share using the Black-Scholes option pricing model with assumptions of 3.57 years expected term (equivalent to contractual term), volatility of 170.76%, 0% dividend yield, 2.35% risk-free interest rate, and stock price of $0.34 per share.

13. Distribution Revenues

The Company has an arrangement pursuant to which it distributes videogames co-published with another company for a fee based on the gross sales of the videogames.  Under the arrangement, the Company bears the inventory risk as the Company purchases and takes title to the inventory, warehouses the inventory in advance of orders, prices and ships the inventory and invoices its customers for videogame shipments.  Also under the arrangement, the Company bears the credit risk as the supplier does not guarantee returns for unsold videogames and the Company is not reimbursed by the supplier in the event of non-collection.

The Company records the gross amount of revenue under the arrangement as it is not acting as an agent for the principal in the arrangement as defined by ASC Topic 605, Revenue Recognition, Subtopic 45, Principal Agent Considerations.

On February 23, 2010, the Company issued to the videogame publisher 3,000,000 shares of common stock, valued at $1,020,000, based on the fair market value of the Company’s common stock on the date the agreement was executed by the parties. The Company has capitalized such payment to the videogame publisher and the amount will be market-to-market on a quarterly basis.

14. Purchase of Videogame Development Contract

On March 31, 2010, the Company purchased all of the outstanding shares of stock of IRP GmbH (“IRP”).  IRP’s sole asset is a videogame development contract.  In connection with its purchase of IRP, the Company also obtained a commitment from the former shareholders of IRP to assign to the Company, at its request, any videogame distribution or development contracts and intellectual property rights related to videogames obtained from CDV Software Entertainment AG and its affiliates that revert to the former shareholders of IRP or any of their affiliates.

As a condition of any assignment of videogame distribution or development contracts or intellectual property rights, the Company agreed to reimburse any development funds which the former shareholders of IRP advanced and to assume responsibility for meeting future obligations associated with any related videogames.

The Company purchased the shares of IRP and the commitment for future assignments from the former shareholders of IRP in exchange for 10,000,000 shares of the Company’s common stock (which were valued at $3,000,000 based on the fair market value of the Company’s common stock on the acquisition date), $1,200,000 in cash paid over the next eight months and payment of 10% of the net receipts from sales of the IRP videogame. In addition, the Company granted the former IRP shareholders certain customary piggyback registration rights with respect to the shares of common stock issued to them.

The purchase of the videogame development contract was accounted for as an asset acquisition.  The total purchase price of $4.2 million was allocated to the videogame development contract.  No other significant assets or liabilities were acquired in this transaction.

15. Purchase and Assignment of Repayment Claim

On March 31, 2010, pursuant to a Sale and Assignment Agreement between the Company and one of the former shareholders of IRP, the Company acquired a repayment claim against CDV Finance Schweiz, AG, of €3,700,000 (approximately USD $5.0 million), plus interest accrued thereon after March 31, 2010 (the “Repayment Claim”), for approximately $500,000 in cash paid over the next eight months.  The Repayment Claim is a part of a larger claim held by one of the former shareholders of IRP against CDV Finance Schweiz, AG, represented by a promissory note in the principal amount of approximately €4,385,000 (approximately USD $6.0 million), (the “Note”). CDV Software Entertainment AG, has assumed joint and several liability to pay the Note, including the Repayment Claim.

In the opinion of management, after consultation with legal counsel, the Company has the legal right to set-off its outstanding accrued litigation costs with CDV Software Entertainment AG under enforceable arrangements.  Because a legal right to set-off exists, the Company is accounting for the Repayment Claim as a settlement of its outstanding accrued litigation costs with CDV Software Entertainment AG.  Accordingly, for the three month and nine month periods ended March 31, 2010, the Company has recognized a gain on extinguishment of accrued litigation costs of $3,249,610 in the accompanying consolidated statements of operations.

On April 15, 2010, CDV Software Entertainment AG filed for preliminary insolvency under German law.  As a result, the Company has been advised that the receiver in the insolvency proceeding has the right to legally contest the set-off. Because no claim contesting the set-off has been asserted and questions exist as to whether and to what extent the Company's set-off right can be invalidated, the Company is unable to determine whether, if at all, a material loss might occur. Therefore, no provision for any loss has been made regarding the application of the set-off.

16. Gain on Settlement of Earn-Out

Pursuant to the terms of the Gamecock Agreement, the Company was obligated to pay the Seller 7% of the future revenues from sales of certain Gamecock games, net of certain distribution fees and advances.  On March 3, 2010, the Company settled this contingent purchase price payment obligation in exchange for the issuance to the Seller of 700,000 shares of common stock (which were valued at $245,000 based on the fair market value of the Company’s common stock on the settlement date) and the payment of $200,000 in cash.  In connection with the settlement, the warrant to purchase 700,000 shares of the Company’s common stock was cancelled. Under the settlement agreement, the Company and Seller agreed to settle all current and future claims against one another. The Company had previously accrued $1,353,210 for the contingent purchase price payment to the Seller within accrued expenses and other current liabilities. As a result of the settlement, for the three month and nine month periods ended March 31, 2010, the Company has recognized a gain on settlement of contingent purchase price obligation of $908,210 in the accompanying consolidated statements of operations.

17. Subsequent Events

On April 30, 2010, the Company and its subsidiaries entered into a note purchase and security agreement (the “Note Purchase Agreement”) pursuant to which the Company could issue up to $5.0 million of junior secured subordinated promissory notes (the “Junior Notes”) in one or more closings and each of the Company’s subsidiaries guaranteed the Company’s obligations under the Junior Notes.  Pursuant to the Note Purchase Agreement, the Company issued Junior Notes in the aggregate principal amount of $950,000 in private placements that closed on April 30, 2010 and May 6, 2010.  Terry Phillips, the Company’s Chairman, purchased $500,000 of the Junior Notes issued on April 30, 2010.

On May 5, 2010, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which the Company could issue shares of its common stock in one or more closings to persons who are accredited investors and holders of the Company’s Class W warrants and Class Z warrants.  Pursuant to the Stock Purchase Agreement, purchasers can utilize Class W warrants and Class Z warrants tendered to the Company for cancellation as payment of the purchase price for the shares of common stock.  There is no minimum number of Class W warrants or Class Z warrants that must be offered to the Company as payment for shares of common stock and there is no limit to the number of Class W warrants or Class Z warrants that the Company may accept.  The Company shall issue one share of its common stock in exchange for the following:

•	six Class Z warrants and $0.15;

•	25 Class Z warrants; or

•	100 Class W warrants and $0.25.

On May 5, 2010, the Company completed the first closing of a private placement of its common stock pursuant to the Stock Purchase Agreement.  At the closing, the Company issued 206,359 shares of its common stock to six purchasers in exchange for the cancellation of 1,447,150 Class Z warrants and $29,304 in cash.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this report and in our annual report on Form 10-K for the year ended June 30, 2009.

This report includes forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seeks” or other similar expressions. Forward-looking statements reflect our plans, expectations and beliefs, and involve inherent risks and uncertainties, many of which are beyond our control. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors” in Item 1A of Part II.

Overview

We are an independent developer and publisher of interactive entertainment software. We utilize our network of independent studios and developers to create videogames for all popular videogame systems, including:

•	home videogame consoles such as Microsoft Xbox 360, Nintendo Wii, Sony PlayStation 3 and Sony PlayStation 2;

•	handheld platforms such as Nintendo DS, Nintendo DSi, Sony PSP, Sony PSPgo, and Apple iPhone; and

•	personal computers.

Our portfolio of games extends across a variety of consumer demographics, ranging from adults to children and hard-core game enthusiasts to casual gamers.

We are an “indie” videogame developer and publisher working with independent software developers and videogame studios to create our videogames. We have cultivated relationships globally with independent developers and studios that provide us with innovative and compelling videogame concepts.

Our strategy is to establish a portfolio of successful proprietary content for the major videogame systems, and to capitalize on the growth of the interactive entertainment market. We currently work exclusively with independent software developers and videogame studios to develop our videogames. This strategy enables us to source and create highly innovative videogames while avoiding the high fixed costs and risk of having a large internal development studio. Through outsourcing, we are also able to access videogame concepts and content from emerging studios globally, providing us with significant new product opportunities with limited initial financial outlay.

Sources of Revenue

Revenue is primarily derived from the sale of software titles developed on our behalf by independent software developers and videogame studios.  Our unique business model of globally sourcing and developing creative product allows us to better manage our fixed costs relative to our competition.  In North America, we sell our videogames both to retailers and distributors, and in Europe, Australia and Asia, we primarily sell our videogames to distributors.

Our operating margins are dependent in part upon our ability to continually release new products that perform according to our budgets and forecasts, and manage our product development costs. Our product development costs include license acquisition, videogame development, and third-party royalties. Agreements with third-party developers generally give us exclusive publishing and marketing rights and require us to make advance royalty payments, pay royalties based on product sales, and satisfy other conditions.

Third Quarter 2010 Releases

We released the following videogames in the three months ended March 31, 2010:

Title	Platform	Date Released
Blood Bowl	X360, PC	January 26, 2010
Hotel Giant 2	PC	January 26, 2010
Crime Scene	NDS	February 16, 2010
Risen	X360	February 23, 2010
Prison Break	PS3, X360, PC	March 20, 2010
DJ Star (1)	NDS	March 26, 2010
Sushi Go Round	Wii, NDS	March 30, 2010

(1)	DJ Star initially released by Deep Silver on November 10, 2009. Released by SouthPeak Interactive on March 26, 2010.

Cost of Goods Sold and Operating Expenses

Cost of Goods Sold. Cost of goods sold consists of royalty payments to third-party developers, license fees to videogame manufacturers, intellectual property costs for items such as trademarked characters and game engines, and manufacturing costs of videogame discs, cartridges or similar media. Videogame system manufacturers approve and manufacture each videogame for their videogame system.  The videogame system manufacturers charge us a license fee for each videogame based on the number of videogames manufactured.  Should some of the videogames ultimately not be sold, or the sales price to the retailer be reduced by us through price protection, no adjustment is made by the videogame system manufacturer to the license fee originally charged.  Because of the terms of these license fees, we may have an increase in the cost of goods sold as a percent of net revenue should we fail to sell a number of copies of a videogame for which a license has been paid, or if the price to the retailer is reduced.

We utilize third-parties to develop our videogames on a royalty payment basis. We enter into contracts with independent software developers and videogame studios once the videogame design has been approved by the videogame system manufacturer and is technologically feasible.  Payments to independent software developers and videogame studios are made when certain contract milestones are reached, and these payments are capitalized. These payments are considered non-refundable royalty advances and are applied against the royalty obligations that are owed to the independent software developer or videogame studio from the sales of the videogame. To the extent these prepaid royalties are sales performance related, the royalties are expensed against projected sales revenue at the time a videogame is released and charged to costs of goods sold. Any pre-release milestone payments that are not prepayments against future royalties are expensed when a videogame is released and then charged to costs of goods sold. Capitalized costs for videogames that are cancelled or abandoned prior to product release are charged to “cost of goods sold - royalties” in the period of cancellation.

Warehousing and Distribution Expenses. Our warehousing and distribution expenses primarily consist of costs associated with warehousing, order fulfillment, and shipping. Because we use third-party warehousing and order fulfillment companies in North America and in Europe, the expansion of our product offerings and escalating sales will increase our expenditures for warehousing and distribution in proportion to our increased sales.

Sales and Marketing Expenses. Sales and marketing expenses consist of salaries and related costs, advertising, marketing and promotion expenses, and commissions to external sales representatives. As we release more newly published videogames, advertising, marketing and promotion expenses are expected to rise accordingly. We recognize advertising, marketing and promotion expenses as incurred, except for production costs associated with media advertising, which are deferred and charged to expense when the related ad is run for the first time. We also engage in cooperative marketing with some of our retail channel partners. We accrue marketing and sales incentive costs when revenue is recognized and such amounts are included in sales and marketing expense when an identifiable benefit to us can be reasonably estimated; otherwise, the incentives are recognized as a reduction to net revenues. Such marketing is offered to our retail channel partners based on a single sales transaction, as a credit on their accounts receivable balance, and would include items such as contributing to newspaper circular ads and in-store banners and displays.

General and Administrative Expenses. General and administrative expenses primarily represent personnel-related costs, including corporate executive and support staff, general office expenses, consulting and professional fees, and various other expenses. Personnel-related costs represent the largest component of general and administrative expenses. We expect that our personnel costs will increase as the business continues to grow.  Depreciation expense also is included in general and administrative expenses.

Interest and Financing Costs. Interest and financing costs are attributable to our line of credit and financing arrangements that are used to fund development of videogames with independent software developers and videogame studios. Additionally, such costs are used to finance accounts receivables prior to payment by customers.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates were based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 1 to the accompanying consolidated financial statements and in our annual report on Form 10-K for the year ended June 30, 2009. The following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Allowances for Returns, Price Protection and Other Allowances. We accept returns from, and grant price concessions to, our customers under certain conditions. We grant price concessions to permit customers to take credits against amounts they owe us with respect to videogames unsold by them. Our customers must satisfy certain conditions to entitle them to return videogames or receive price concessions, including compliance with applicable payment terms and periodic confirmation reports of field inventory levels and sell-through rates.

We make estimates of future videogame returns and price concessions related to current period revenue. We estimate the amount of future returns and price concessions for published titles based upon, among other factors, historical experience and performance of the titles in similar genres, historical performance of the videogame system, customer inventory levels, analysis of sell-through rates, sales force and retail customer feedback, industry pricing, market conditions and changes in demand and acceptance of our videogame by consumers.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price concessions in any accounting period. We believe we can make reliable estimates of returns and price concessions. However, actual results may differ from initial estimates as a result of changes in circumstances, market conditions and assumptions. Adjustments to estimates are recorded in the period in which they become known.

Inventories. Inventories are stated at the lower of average cost or market. Management regularly reviews inventory quantities on hand and in the retail channel and records a provision for excess or obsolete inventory based on the future expected demand for our games. Significant changes in demand for our games would impact management’s estimates in establishing the inventory provision.

Advances on Royalties. We utilize independent software developers to develop our videogames and make payments to the developers based upon certain contract milestones. We enter into contracts with the developers once the videogame design has been approved by the videogame system manufacturers and is technologically feasible. Accordingly, we capitalize such payments to the developers during development of the videogames. These payments are considered non-refundable royalty advances and are applied against the royalty obligations owed to the developer from future sales of the videogame. Any pre-release milestone payments that are not prepayments against future royalties are expensed to “cost of goods sold - royalties” in the period when the game is released. Capitalized royalty costs for those videogames that are cancelled or abandoned are charged to “cost of goods sold - royalties” in the period of cancellation.

Beginning upon the related videogame’s release, capitalized royalty costs are amortized to “cost of goods sold – royalties,” based on the ratio of current revenues to total projected revenues for the specific videogame, generally resulting in an amortization period of twelve months or less.

We evaluate the future recoverability of capitalized royalty costs on a quarterly basis. For videogames that have been released in prior periods, the primary evaluation criterion is actual title performance. For videogames that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific videogame to which the royalties relate. Criteria used to evaluate expected game performance include: historical performance of comparable videogames developed with comparable technology; orders for the videogame prior to its release; and, for any videogame sequel, performance of the videogame on which the sequel is based.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized royalty costs. In evaluating the recoverability of capitalized royalty costs, the assessment of expected videogame performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual videogame sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Intellectual Property Licenses. Intellectual property license costs consist of fees paid by us to license the use of trademarks, copyrights, and software used in the development of videogames. Depending on the agreement, we may use acquired intellectual property in multiple videogames over multiple years or for a single videogame. When no significant performance remains with the licensor upon execution of the license agreement, we record an asset and a liability at the contractual amount. We believe that the contractual amount represents the fair value of the liability. When significant performance remains with the licensor, we record the payments as an asset when paid to the licensee and as a liability upon achievement of certain contractual milestones rather than upon execution of the agreement. We classify these obligations as current liabilities to the extent they are contractually due within the next 12 months. Capitalized intellectual property license costs for those videogames that are cancelled or abandoned are charged to “cost of goods sold - intellectual property licenses” in the period of cancellation.

Beginning upon the related videogame’s release, capitalized intellectual property license costs are amortized to “cost of sales - intellectual property licenses” based on the greater of: (1) the ratio of current revenues for the specific videogame to total projected revenues for all videogames in which the licensed property will be utilized or (2) the straight-line amortization based on the useful lives of the asset. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized intellectual property license costs on a quarterly basis. For videogames that have been released in prior periods, the primary evaluation criterion is actual title performance. For videogames that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific videogames to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected game performance include: historical performance of comparable videogames developed with comparable technology; orders for the game prior to its release; and, for any videogame sequel, performance of the videogame on which the sequel is based. Further, as intellectual property licenses may extend for multiple videogames over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property and the holder’s right to continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized intellectual property license costs. In evaluating the recoverability of capitalized intellectual property license costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual videogame sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Revenue Recognition.  We recognize revenues from the sale of our videogames upon the transfer of title and risk of loss to the customer.  Accordingly, we recognize revenues for software titles when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a purchase order, (2) the product is delivered, (3) the selling price is fixed or determinable, and (4) collection of the customer receivable is deemed probable. Our payment arrangements with customers typically provide for net 30 and 60 day terms. Advances received for licensing and exclusivity arrangements are reported on the consolidated balance sheets as deferred revenues until we meet our performance obligations, at which point the revenues are recognized. Revenue is recognized after deducting estimated reserves for returns, price protection and other allowances. In circumstances when we do not have a reliable basis to estimate returns and price protection or we are unable to determine that collection of a receivable is probable, we defer the revenue until such time as we can reliably estimate any related returns and allowances and determine that collection of the receivable is probable.

Some of our videogames provide limited online features at no additional cost to the consumer. Generally, we consider such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, we recognize revenue related to videogames containing these limited online features upon the transfer of title and risk of loss to our customer. In instances where online features or additional functionality are considered a substantive deliverable in addition to the videogame, we take this into account when applying our revenue recognition policy. This evaluation is performed for each videogame together with any online transactions, such as electronic downloads or videogame add-ons when it is released. When we determine that a videogame contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the videogame, principally because of its importance to game play, we consider that our performance obligations for this game extend beyond the delivery of the game. Fair value does not exist for the online functionality, as we do not separately charge for this component of the videogame. As a result, we recognize all of the revenue from the sale of the game upon the delivery of the remaining online functionality. In addition, we defer the costs of sales for this game and recognize the costs upon delivery of the remaining online functionality.

With respect to online transactions, such as electronic downloads of games or add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content and we are notified by the online retailer that the product has been downloaded. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable and the fee must be fixed and determinable.

Third-party licensees in Europe distribute Gamecock’s videogames under license agreements with Gamecock. The licensees pay certain minimum, non-refundable, guaranteed royalties when entering into the licensing agreements. Upon receipt of the advances, we defer their recognition and recognize the revenues in subsequent periods as these advances are earned by us. As the licensees pay additional royalties above and beyond those initially advanced, we recognize these additional royalties as revenues when earned.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable, and the fee must be fixed and determinable.

Stock-Based Compensation. We estimate the fair value of stock-based payment awards on the measurement date using the Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of operations.

Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Stock compensation guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We account for equity instruments issued to non-employees in accordance with accounting guidance surrounding stock compensation and equity-based payment for non-employees.

We estimate the value of employee, non-employee directors and non-employee stock options on the date of grant using the Black-Scholes option pricing model. Our determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors (expected term).

Business Combinations. We estimate the fair value of assets acquired, and liabilities assumed in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount to recognize as goodwill, an asset that is not amortized. Often determining the fair value of these assets and liabilities assumed requires an assessment of expected use of the asset, the expected future cash flows related to the asset, and the expected cost to extinguish the liability. Such estimates are inherently difficult and subjective and can have a material impact on our financial statements.

Assessment of Impairment of Goodwill. Current accounting standards provide for a two-step approach to testing goodwill for impairment, which must be performed at least annually by applying a fair-value-based test. The first step measures for impairment by applying fair-value-based tests. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities.

To determine the fair values of the reporting units used in the first step, we use a combination of the market approach, which utilizes comparable companies’ data and/or the income approach, or discounted cash flows. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. Our business consists of publishing and distributing interactive entertainment software and content using both established and emerging intellectual properties and our forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Potential Loss Contingencies. From time to time, the Company is subject to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, the Company would record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.

Consolidated Results of Operations

The following table sets forth our results of operations expressed as a percentage of net revenues for the three and nine months ended March 31, 2010 and 2009:

	For the three months ended March 31,		For the nine months ended March 31,
	2010	2009	2010	2009

Net revenues	100.0%	100.0%	100.0%	100.0%

Cost of goods sold:
Product costs	50.1%	40.5%	36.4%	45.5%
Royalties	43.1%	20.1%	28.8%	12.8%
Intellectual property licenses	1.3%	-%	0.8%	0.3%
Total cost of goods sold	94.5%	60.6%	66.0%	58.6%

Gross profit	5.5%	39.4%	34.0%	41.4%

Operating expenses:
Warehousing and distribution	4.3%	3.9%	2.7%	2.6%
Sales and marketing	13.1%	23.4%	20.0%	23.2%
General and administrative	35.4%	15.8%	25.5%	16.0%
Restructuring costs	-%	0.5%	-%	1.6%
Transaction costs	-%	-%	-%	0.1%
Litigation costs	-%	-%	9.0%	-%
Gain on settlement of contingent purchase price obligation	(12.0)%	-%	(2.6)%	-%
Gain on extinguishment of accrued litigation costs	(43.1)%	-%	(9.5)%	-%
Gain on settlement of trade payables	-%	-%	(9.5)%	-%
Total operating (income) expenses	(2.3)%	43.6%	35.6%	43.5%

Income (loss) from operations	7.8%	(4.2)%	(1.6)%	(2.0)%

Interest expense, net	5.3%	0.9%	3.5%	0.7%

Net income (loss)	2.5%	(5.1)%	(5.1)%	(2.7)%

Deemed dividend related to beneficial conversion feature on Series A convertible preferred stock	-%	-%	-%	3.0%
Net (loss) income attributable to common shareholders	2.5%	(5.1)%	(5.1)%	(5.7)%

Three Months Ended March 31, 2010 and 2009

Net Revenues. Net revenues for the three months ended March 31, 2010 were $7,538,840, a decrease of $5,978,233, or 44%, from net revenues of $13,517,073 for the three months ended March 31, 2009. The decrease in net revenues was primarily driven by a decrease in the number of titles released, the product mix sold and a weaker than expected retail environment in the three months ended March 31, 2010 versus the three months ended March 31, 2009.  For the three months ended March 31, 2010, the number of videogame units sold decreased to approximately 535,000, a decrease of approximately 176,000 units from the units sold in the prior period. Average net revenue per videogame unit sold decreased 26%, from $19.01 to $14.09 for the three months ended March 31, 2010 and 2009, respectively. This average decrease in price per unit is due to the Company’s concentration on the My Baby brand and the selling of fewer units for next generation platforms (Xbox 360, PlayStation 3), which have a higher Manufacturer’s Suggested Retail Price (“MSRP”), in the three months ended March 31, 2010 versus the prior period.

Cost of Goods Sold. Cost of goods sold for the three months ended March 31, 2010 decreased to $7,125,992, down $1,060,949, or 13%, from $8,186,941 for the prior period. Product costs for the three months ended March 31, 2010 decreased $1,692,535, or 31%, from the comparable period in 2009.  This decrease was primarily driven by the decrease in units shipped from the prior period. For the three months ended March 31, 2010, the number of videogame units sold decreased to approximately 535,000, a decrease of approximately 176,000 units from the units sold in the prior period. The decrease in product costs was offset by an increase in royalty expense.  The cost of royalty expense for the three months ended March 31, 2010 was $3,251,395, an increase of 20%, from royalty expense of $2,714,042 for the three months ended March 31, 2009.  This increase is primarily attributable to an increase in developer royalty agreements associated with the release of Risen and Prison Break per the Company’s co-publishing agreement.

Gross Profit. For the three months ended March 31, 2010 and 2009, gross profit decreased to $412,848 from $5,330,132, or 92%. Gross profit margin decreased to approximately 6% for the three months ended March 31, 2010 from 34% in the same period in 2009. The decrease in gross profit is attributed to selling fewer units for next generation platforms, which have a higher MSRP, in the three months ended March 31, 2010 versus the prior period. Additionally, there is a lower gross profit margin achieved with co-published titles versus self-published titles.

Warehousing and Distribution Expenses. For the three months ended March 31, 2010 and 2009, warehousing and distribution expenses were $327,286 and $524,203, respectively, resulting in a decrease of 38%. This decrease is due primarily to a decrease in units shipped and units currently being held at our third party warehouse when compared to 2009.

Sales and Marketing Expenses. For the three months ended March 31, 2010, sales and marketing expenses decreased 69% to $988,226 from $3,163,630 for the three months ended March 31, 2009. This decrease is primarily due to lower direct spending as a result of releasing fewer titles during the three months ended March 31, 2010 versus the prior period.  Sales and marketing costs vary on a videogame by videogame basis depending on market conditions and consumer demand, and do not necessarily increase or decrease proportionate to sales volumes. Included in sales and marketing expenses for the three months ended March 31, 2010 and 2009 is a non-cash charge of $19,940 and $59,758, respectively, for stock options granted to vendors and other non-employees.

General and Administrative Expenses. For the three months ended March 31, 2010, general and administrative expenses increased $527,937 to $2,665,494 from $2,137,557 for the prior period. Wages included in general and administrative expenses increased from $875,567 for the three months ended March 31, 2009 to $935,018 for the three months ended March 31, 2010, an increase of 7%.  Professional fees increased 124% from $246,543 for the three months ended March 31, 2009 to $551,807 for the three months ended March 31, 2010, as a result of legal and accounting fees related to current litigation and costs associated with being a public company. Travel and entertainment expenses were $155,871 for the three months ended March 31, 2009, as compared to $88,501 for the three months ended March 31, 2010. General and administrative expenses as a percentage of net revenues increased, to approximately 35% for the three months ended March 31, 2010 from 16% for the prior period.  In addition, for the three months ended March 31, 2010, general and administrative expenses includes $171,465 for noncash compensation related to employee stock options and restricted stock granted, an increase of $52,634, or 44%, from the comparable period in 2009.

Restructuring and Transaction Costs. For the three months ended March 31, 2009, we incurred $67,631 in restructuring costs related to the Gamecock acquisition. These primarily consist of salaries and severance for Gamecock employees who separated from service after the Gamecock acquisition as part of restructuring Gamecock’s operations.

Gain on Settlement of Contingent Purchase Price Obligation. For the three months ended March 31, 2010, the gain on settlement of contingent purchase price obligation was $908,210. Pursuant to the terms of the Gamecock Agreement, the Company was obligated to pay the Seller 7% of the future revenues from sales of certain Gamecock games, net of certain distribution fees and advances.  On March 3, 2010, the Company settled this contingent purchase price payment obligation in exchange for the issuance to the Seller of 700,000 shares of common stock (which were valued at $245,000 based on the fair market value of the Company’s common stock on the settlement date) and the payment of $200,000 in cash.

Gain on Extinguishment of Accrued Litigation Costs. For the three months ended March 31, 2010, the gain on litigation was $3,249,610, which was the result of the Company’s settlement of litigation.

Loss on Settlement of Trade Payables. For the three months ended March 31, 2010, the loss on settlement of trade payables was $4,118, which was the result of negotiations with various unsecured creditors for the settlement and payment of trade payables at amounts more than the recorded liability.

Operating Income (Loss). For the three months ended March 31, 2010, our operating income was $585,544, an increase of $1,152,105, or 203%, over operating loss of $566,560 for the prior period.

Interest and Financing Costs. For the three months ended March 31, 2010, interest and financing costs increased to $393,404 from $125,281 for the prior period due to an increase in average borrowings as a result of the increase in our accounts receivable as well as interest expense related to the production advance payable.  The production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009 (approximately $453,000 through March 31, 2010).

Net Income (Loss). For the three months ended March 31, 2010, our net income was $192,140, an increase of $883,981, or 128%, over net loss of $691,841 for the prior period.

Nine months ended March 31, 2010 and 2009

Net Revenues.  Net revenues for the nine months ended March 31, 2010 were $34,312,441, a decrease of $4,901,209, or 12%, from net revenues of $39,213,650 for the comparable period in 2009.  The decrease in net revenues was primarily driven by the decreased volume of units sold and by selling fewer units for next generation platforms, which have a higher MSRP, in the nine months ended March 31, 2010 versus the prior period. For the nine months ended March 31, 2010, the number of videogame units sold decreased to approximately 1,917,000 units, a 106,000 decrease from 2,023,000 units sold for the comparable period in 2009.  Average net revenue per videogame unit sold decreased 8%, from $19.38 to $17.90 for the nine month periods ended March 31, 2009 and 2010, respectively. This decrease is due to selling fewer units for next generation platforms in the current period as we focus on the My Baby brand, a Nintendo DS and Wii game.  The decrease is also a result of sales discounts being higher than expected which is attributed to the difficult retail environment.

Cost of Goods Sold.  Cost of goods sold for the nine months ended March 31, 2010 decreased to $22,661,365, down $303,580, or 1%, from $22,964,945 for the comparable period in 2009. This decrease is primarily attributed to a $5,361,578, or 30%, decrease in product costs, which was primarily driven by the concentration on the My Baby brand.  The My Baby brand is produced only for the Nintendo DS and Wii platforms and costs less to build. The decrease in product costs was offset by a $4,855,806, or 97%, increase in royalty expense.  This increase was driven by the release of Section 8, Horrid Henry, and My Baby First Steps as well as the release of two of our co-publishing games, Risen and Prison Break.

Gross Profit.  For the nine month periods ended March 31, 2010 and 2009, gross profit decreased to $11,651,076 from $16,248,705, or 28%. Gross profit margin decreased to approximately 34% for the nine months ended March 31, 2010 from 41% in the same period in 2009. The decrease in gross profit is attributed to selling fewer units for next generation platforms, which have a higher MSRP, in the nine months ended March 31, 2010 versus the prior period.

 Warehousing and Distribution Expenses. For the nine months ended March 31, 2010 and 2009, warehousing and distribution expenses were $934,520 and $1,000,766, respectively, resulting in a decrease of 7%. This decrease is due primarily to a decrease in units shipped and units currently being held at our third party warehouse when compared to 2009.

Sales and Marketing Expenses.  For the nine months ended March 31, 2010, sales and marketing expenses decreased 25% to $6,858,902 from $9,114,169 for the comparable period in 2009. Sales and marketing costs vary on a videogame by videogame basis depending on market conditions and consumer demand, and do not necessarily increase or decrease proportionate to sales volumes. Included in sales and marketing expenses for the nine months ended March 31, 2010 and 2009 is a non-cash charge of $59,758 and $31,591 respectively, for stock options granted to vendors and other non-employees.

General and Administrative Expenses.  For the nine months ended March 31, 2010, general and administrative expenses increased 40% to $8,754,206 from $6,265,823 for the comparable period in 2009. Wages included in general and administrative expenses increased from $2,108,272 for the nine months ended March 31, 2009 to $2,916,712 for the nine months ended March 31, 2010, an increase of 38%.  Professional fees increased 166% from $923,863 for the nine months ended March 31, 2009 to $2,462,368 for the nine months ended March 31, 2010 as a result of legal and accounting fees related to current litigation and costs associated with being a public company. Travel and entertainment expenses were $367,886 for the nine months ended March 31, 2009, decreasing 45% to $203,652 for the nine months ended March 31, 2010. General and administrative expenses as a percentage of net revenues increased, to approximately 26% for the nine months ended March 31, 2010 from 16% for the same period in fiscal year 2009.  In addition, for the nine months ended March 31, 2010, general and administrative expenses includes $491,567 for noncash compensation related to employee stock options and restricted stock granted, an increase of $61,822, or 14%, from the comparable period in 2009.

Restructuring and Transaction Costs: For the nine months ended March 31, 2009, we incurred $628,437 in restructuring costs related to the Gamecock acquisition. These primarily consist of salaries and severance for Gamecock employees who separated from service after the Gamecock acquisition as part of restructuring Gamecock’s operations.  For the nine months ended March 31, 2009, we incurred $32,346 in costs related to the Acquisition. These costs included professional fees to accounting firms, law firms and advisors.

Litigation Costs. For the nine months ended March 31, 2010, litigation costs were $3,075,206.

Gain on Settlement of Contingent Purchase Price Obligation. For the nine months ended March 31, 2010, the gain on settlement of contingent purchase price obligation was $908,210. Pursuant to the terms of the Gamecock Agreement, the Company was obligated to pay the Seller 7% of the future revenues from sales of certain Gamecock games, net of certain distribution fees and advances.  On March 3, 2010, the Company settled this contingent purchase price payment obligation in exchange for the issuance to the Seller of 700,000 shares of common stock (which were valued at $245,000 based on the fair market value of the Company’s common stock on the settlement date) and the payment of $200,000 in cash.

Gain on Extinguishment of Accrued Litigation Costs. For the nine months ended March 31, 2010, the gain on litigation was $3,249,610, which was the result of the Company’s settlement of litigation.

Gain on Settlement of Trade Payables. For the nine months ended March 31, 2010, the gain on settlement of trade payables was $3,252,371, which was the result of negotiations with various unsecured creditors for the settlement and payment of trade payables at amounts less than the recorded liability.

Operating Loss.  For the nine months ended March 31, 2010, our operating loss decreased 29% to $561,567 from an operating loss of $792,836 for the prior period.

Interest and Financing Costs.  For the nine months ended March 31, 2010, interest and financing costs increased to $1,201,578 from $284,213 for the prior year period due to an increase in average borrowings as a result of the increase in our accounts receivable as well as interest expense related to the production advance payable.  The production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009 (approximately $453,000 through March 31, 2010).

Net Loss.  For the nine months ended March 31, 2010, our net loss increased 64% to $1,763,145 from a net loss of $1,077,049 in the prior period.

Quarterly Operating Results Not Meaningful

Our quarterly net revenues and operating results have varied widely in the past and can be expected to vary in the future due to numerous factors, several of which are not under our control. These factors include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders, and fluctuations in consumer demand for gaming platforms. Accordingly, our management believes that quarter-to-quarter comparisons of our operating results are not meaningful.

Liquidity and Capital Resources

Our independent registered public accounting firm noted in their report accompanying our consolidated balance sheet of March 31, 2010 and the related consolidated statements of operations and cash flows for the three-month and nine-month periods ended December 31, 2010 and 2009 that our default on a production advance payable and our significant contingencies raise substantial doubt about our ability to continue as a going concern. Management plans to maintain our viability as a going concern by:

•
attempting to expeditiously resolve our contingencies for amounts significantly less than currently accrued for in order to reduce aggregate liabilities on our balance sheet on payments terms manageable by us; and

•	reducing costs and expenses in order reduce or eliminate quarterly losses.

While the Company is committed to pursuing these options and others to address its viability as a going concern, there can be no assurance that these plans will be successfully completed; and therefore, there is uncertainty about the Company’s ability to realize its assets or satisfy its liabilities in the normal course of business (See Item 1A, “Risk Factors” of Part II of this report).

Our primary cash requirements have been to fund (i) the development, manufacturing and marketing of our videogames, (ii) working capital, and (iii) capital expenditures. Historically, we have met our capital needs, including working capital, capital expenditures and commitments, through our operating activities, our line of credit, through the sale of our equity securities, and, prior to the reverse acquisition, loans from related parties and our shareholders.  At this time, however, execution of management’s plan to maintain our viability as a going concern is necessary for us to continue to fully fund our cash requirements from operations.  If we are unable to negotiate a significant reduction to our contingencies, cash from our operations will not be sufficient to fund our obligations as they come due.  Our cash and cash equivalents were $323,418 at March 31, 2010 and $648,311 at June 30, 2009.

Line of Credit. We have a line of credit with SunTrust that matures on November 30, 2010. The line of credit bears interest at prime plus 1½%, which was 4.75% at March 31, 2010. Availability under the line of credit is restricted to 65% of our eligible accounts receivable plus $500,000. The line of credit is primarily secured by our accounts receivable. The line of credit is further secured by the personal guarantees and pledge of personal securities and assets, of two of our shareholders and certain of their affiliates. At March 31, 2010, we were not in compliance with all of the line of credit’s covenants and requirements. If the Company fails to comply with the covenants and is unable to obtain a waiver or amendment, an event of default could result, and SunTrust could declare outstanding borrowings immediately due and payable. If that should occur, the Company cannot guarantee that it would have sufficient liquidity at that time to repay or refinance borrowings under the revolving credit facility.  Although SunTrust has continued to work with the Company to extend the credit facility, the Company may no longer be able to borrow under the terms of the credit facility.

At March 31, 2010 and June 30, 2009, the outstanding line of credit balance was $4,744,191 and $5,349,953, respectively, and the remaining available under the line of credit amounted to $818,069 and $-0-, respectively.

Account Receivable. Generally, we have been able to collect our accounts receivable in the ordinary course of business. We do not hold any collateral to secure payment from customers. We are subject to credit risks, particularly if any of our accounts receivable represent a limited number of customers. If we are unable to collect our accounts receivable as they become due, it could adversely affect our liquidity and working capital position.

At March 31, 2010 and June 30, 2009, amounts due from our three largest customers comprised approximately 56% and 52% of our gross accounts receivable balance, respectively. We believe that the receivable balances from these largest customers do not represent a significant credit risk based on past collection experience, although we actively monitor each customer’s credit worthiness and economic conditions that may impact our customers’ business and access to capital. We continue to monitor the lagging economy, the global contraction of credit markets and other factors as they relate to our customers in order to manage the risk of uncollectible accounts receivable.

Cash Flows. We expect that we will make expenditures relating to advances on royalties to third-party developers to which we have made commitments to fund. Cash flows from operations are affected by our ability to release successful titles. Though many of these titles have substantial royalty advances and marketing expenditures, once a title recovers these costs, incremental net revenues typically will directly and positively impact cash flows.

For the nine months ended March 31, 2010 we had net cash used in operating activities of $257,663, and in 2009 we had net cash used in operating activities $5,461,626.

During the nine months ended March 31, 2010, investing activities resulted in net cash provided of $656,574 and during the nine months ended March 31, 2009, investing activities resulted in net cash used of $1,263,159. The cash provided was a result of the release of restricted cash during the nine months ended March 31, 2010.

During the nine months ended March 31, 2010, financing activities resulted in net cash used of $990,990 and during the nine months ended March 31, 2009, financing activities resulted in net cash provided of $3,289,266.

International Operations. Net revenue earned outside of North America is principally generated by our operations in Europe, Australia and Asia. For the three months ended March 31, 2010 and 2009, approximately 0% and 12%, respectively, of our net revenue was earned outside of the U.S. We are subject to risks inherent in foreign trade, including increased credit risks, tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, all of which can have a significant impact on our operating results.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

For quantitative and qualitative disclosures about market risk, see Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” of our annual report on Form 10-K for the year ended June 30, 2009. Our exposures to market risk have not changed materially since June 30, 2009.

Item 4T. Controls and Procedures

Restatement of Previously Issued Financial Statements

In connection with the filing of our Form 10-Q/A with the SEC on September 11, 2009, during the first fiscal quarter of 2010, management reevaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on that reevaluation, the Chief Executive Officer, who is also serving as our interim Chief Financial Officer, and in consultation with our Chairman, concluded that our disclosure controls and procedures were not effective as of March 31, 2009 as a result of the following material weaknesses in our internal control over financial reporting.

•
There were material operational deficiencies related to the preparation and review of financial information during our quarter end closing process.  These items resulted in more than a remote likelihood that a material misstatement or lack of disclosure within our interim financial statements would not be prevented or detected.  Our senior financial management lacked the necessary experience and we did not maintain a sufficient number of qualified personnel to support our financial reporting and close process. This reduced the likelihood that such individuals could detect a material adjustment to our books and records or anticipate, identify, and resolve accounting issues in the normal course of performing their assigned functions.  This material weakness resulted in adjustments to inventories, accounts payable, accrued royalties, accrued expenses and other current liabilities, due to shareholders, additional paid-in capital, product costs, royalties, sales and marketing and general and administrative expenses in our condensed consolidated financial statements for the three and nine month periods ended March 31, 2009.

•
There were material operational deficiencies in our controls over related party transactions which resulted in a more than remote likelihood that a material misstatement or lack of disclosure in our interim financial statements would not be prevented or detected.  Management determined that established controls over related party transactions were not consistently applied to all related party transactions. This inconsistent application led to breakdowns in communication between management and our accounting department and resulted in an increased likelihood that the accounting department would not detect a significant transaction affecting us, which would lead to a material adjustment to our books and records or a material change to the disclosure in the footnotes to our interim financial statements. This material weakness resulted in adjustments to inventories, due to shareholders, and product costs in our condensed consolidated financial statements for the three and nine month periods ended March 31, 2009.

•
There were material internal control and operational deficiencies related to the maintenance of our accruals and related expense accounts.  These items resulted in more than a remote likelihood that a material misstatement or lack of disclosure within our interim financial statements would not be prevented or detected.  Specifically, effective controls were not designed and in place to ensure the completeness, accuracy and timeliness of the recording of accruals for services provided and not billed at period end. This increased the likelihood that our accruals would be materially understated.  This material weakness resulted in adjustments to accounts payable, accrued royalties, accrued expenses and other current liabilities, product costs, royalties, sales and marketing and general and administrative expenses in our condensed consolidated financial statements for the three and nine month periods ended March 31, 2009.

•
There were material internal control and operational deficiencies related to our reconciliation of inventory liability clearing accounts.  This item resulted in more than a remote likelihood that a material misstatement or lack of disclosure within our interim financial statements would not be prevented or detected.  Specifically, our account reconciliations, analyses and review procedures were ineffective as they lacked independent and timely review and separate review and approval of journal entries related to these accounts.  This material weakness resulted in adjustments to inventories in our condensed consolidated financial statements for the three and nine month periods ended March 31, 2009.

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, and in consultation with our Chairman, of the effectiveness of the design and operation of our disclosure controls and procedures, to ensure that the information required to be disclosed by us in this quarterly report was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and Form 10-Q and that such information required to be disclosed was accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.  Based upon this reevaluation, our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were not effective as of March 31, 2010 as a result of the previously identified material weaknesses in our internal control over financial reporting.

In connection with the preparation of our annual report on Form 10-K for the year ended June 30, 2009, under the supervision and with the participation of management, including our Chief Executive Officer, who was also serving as our interim Chief Financial Officer, and in consultation with our Chairman and our interim Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control — Integrated Framework”, our management concluded that our internal control over financial reporting was not effective as of June 30, 2009 as a result of the previously identified material weaknesses.

Changes in Internal Control over Financial Reporting

As discussed above, as of June 30, 2009, we had material weaknesses in our internal control over financial reporting.

In addition to the remediation measures described below under the heading “Remediation Steps to Address Material Weakness,” we have made the following changes to address the previously reported material weaknesses in internal control over financial reporting and disclosure controls and procedures:

•	we implemented a closing calendar and consolidation process that includes accrual based financial statements being reviewed by qualified personnel in a timely manner;

•	we review consolidating financial statements with senior management and the audit committee of the board of directors; and

•	we complete disclosure checklists for both GAAP and SEC required disclosures to ensure disclosures are complete.

Remediation Steps to Address Material Weakness

Beginning in the first fiscal quarter of 2010, we began the process of remediating the material weaknesses described above and enhancing our internal control over financial reporting.  In connection with our remediation process, we have taken the following remediation measures:

•	we have appointed a Chief Financial Officer with the requisite experience in internal accounting in the videogame industry and made other related personnel changes;

•	we have provided training to our management and accounting personnel regarding established controls and procedures for related party transactions;

•
we have enhanced our computer software and internal procedures related to information technology in order to migrate from spreadsheet applications into automated functions within the accounting system;

•	we have implemented access controls into our financial accounting software; and

•	we have had communications with our employees regarding ethics and the availability of our internal fraud hotline.

Additionally, in connection with our remediation process we are implementing the following remediation measures:

•	we are developing additional training for our accounting personnel and reallocating duties of certain accounting personnel;

•	we are enhancing procedures and documentation supporting our accruals; and

•	we are incorporating more robust management review of our general and administrative expense accruals.

Management anticipates that the actions described above and the resulting improvements in controls will strengthen its internal control over financial reporting relating to the preparation of the condensed consolidated financial statements and will remediate the material weakness identified by the end of our fiscal year 2010.  As we improve our internal control over financial reporting and implement remediation measures, we may supplement or modify the remediation measures described above.  Management is committed to implementing effective control policies and procedures and will continually update our Audit Committee as to the progress and status of our remediation efforts to ensure that they are adequately implemented.

PART II

Item 1.  Legal Proceedings

On October 27, 2008, Gamecock was served with a demand for arbitration by a developer alleging various breaches of contract related to a publishing agreement entered into between Gamecock and the developer on December 12, 2007. The developer is seeking an award of $4,910,000, termination of the agreement, exclusive control of the subject videogame, and discretionary interest and costs. Gamecock has responded stating that the developer’s attempts to terminate the publishing Agreement constitute wrongful termination of the agreement and breach of the agreement. Gamecock has also filed a counterclaim against the developer seeking the return of approximately $5.9 million in advances on royalties in the event the publishing agreement is terminated.  The developer has filed a supplemental demand for arbitration concerning royalty payments due under a separate publishing agreement and is seeking an award of $41,084.  The arbitration originally scheduled for January 2010 has been put on hold pending a possible settlement.  As of March 31, 2010, the Company has accrued sufficient amounts to cover anticipated liabilities related to this matter.

In February, 2010, the Company, SouthPeak Interactive, L.L.C., and Gamecock were served with a complaint by TimeGate Studios, Inc., or TimeGate, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Gamecock and TimeGate in June 2007. TimeGate is seeking the return of all past and future revenue generated from the videogame related to the Publishing Agreement, an injunction against the Company and its subsidiaries, damages to be assessed, and discretionary interest and costs.  The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter. The Company and its subsidiaries intend to vigorously defend all claims.

Other than the foregoing, we are not currently subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. We believe that we have obtained adequate insurance coverage, rights to indemnification, or where appropriate, have established reserves in connection with these legal proceedings.

Item 1A.  Risk Factors

“Item 1A. Risk Factors” of our annual report on Form 10-K for the year ended June 30, 2009 includes a discussion of our risk factors.  There have been no material changes to risk factors as previously disclosed in our annual report on Form 10-K filed with the Securities and Exchange Commission on October 13, 2009.

We have received a review report from our independent registered public accounting firm expressing doubt regarding our ability to continue as a going concern.

Our independent registered public accounting firm noted in their review report accompanying our consolidated balance sheet of December 31, 2009 and the related consolidated statements of operations and cash flows for the three-month and six-month periods ended December 31, 2009 and 2008 that our default on a production advance payable and our significant contingencies raise substantial doubt about our ability to continue as a going concern. Management has taken steps to maintain our viability as a going concern by renewing and increasing our line of credit with SunTrust and plans to take the following additional steps:

•
attempt to expeditiously resolve our contingencies for amounts significantly less than currently accrued for in order to reduce aggregate liabilities on our balance sheet on payment terms manageable by us; and

•	reduce costs and expenses in order reduce or eliminate quarterly losses.

Although management is confident that we will be able to implement this plan, we cannot assure you that the plan will be successful. This doubt about our ability to continue as a going concern could adversely affect our ability to obtain additional financing at favorable terms, if at all, as such an opinion may cause investors to have reservations about our long-term prospects, and may adversely affect our relationships with customers. If we cannot successfully continue as a going concern, our stockholders may lose their entire investment in us.

Item 6.  Exhibits

Exhibit
Number	Exhibit

3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(1)	Amended and Restated Bylaws.
10.1*	Purchase Agreement by and between Registrant, Intermezzo Establishment and Paragon Investment Fund, dated as of March 31, 2010.
10.2*	Addendum to Loan Agreement with SunTrust Banks, Inc., dated as of February 17, 2010.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Act of 1934, as amended.
32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

(1)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with the Securities and Exchange Commission on May 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SOUTHPEAK INTERACTIVE CORPORATION

	By:	/s/ Melanie Mroz
Melanie Mroz President and Chief Executive Officer

/s/ Reba McDermott
Reba McDermott Chief Financial Officer
(Principal Accounting Officer)
Date: May 17, 2010

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(1)	Amended and Restated Bylaws.
10.1*	Purchase Agreement by and between Registrant, Intermezzo Establishment and Paragon Investment Fund, dated as of March 31, 2010.
10.2*	Addendum to Loan Agreement with SunTrust Banks, Inc., dated as of February 17, 2010.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Act of 1934, as amended.
32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

(1)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with the Securities and Exchange Commission on May 15, 2008.

PURCHASE AGREEMENT

by and among

SOUTHPEAK INTERACTIVE CORPORATION,

INTERMEZZO ESTABLISHMENT,

AND

PARAGON INVESTMENT FUND

March 31, 2010

PURCHASE AGREEMENT

This Purchase Agreement (the “Agreement”) is made and entered into this 31st day of March, 2010, by and among SouthPeak Interactive Corporation, a Delaware corporation (“Buyer”), Intermezzo Establishment, a Liechtenstein corporation (“Intermezzo”), and Paragon Investment Fund, an investment fund organized under the laws of the Cayman Islands (“Paragon”).

WHEREAS, Intermezzo has assigned all of its right, title and interest in and to the Publishing Agreement dated August 20, 2009 between Intermezzo and FireFly Holdings Limited (“FireFly Agreement”) for the development of the electronic game “Stronghold 3” (the “Game”) to IRP GmbH, a corporation organized under the laws of Switzerland (the “Company”);

WHEREAS, Intermezzo and Paragon (collectively, the “Shareholders”) are the sole shareholders of the Company;

WHEREAS, the Buyer desires to acquire all the outstanding shares of stock that the Shareholders hold of the Company (the “Stock”), and the Shareholders desire to sell the shares of Stock to Buyer for the consideration set forth below, subject to the terms and conditions of this Agreement;

WHEREAS, Intermezzo holds a note (the “Note”) in the principal amount of EUR 4,385,371.43 of CDV Finance Schweiz, AG for which CDV Software Entertainment AG, a corporation organized under the laws of Germany, has assumed the obligation to pay; and

WHEREAS, Buyer desires to obtain by sale and assignment the right to repayment of EUR 3,700,000 of the principal and interest due thereon under the Note.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1         Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Governmental Entity” means any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign.

“knowledge” means actual knowledge or awareness as to a specified fact or event of a Person that is an individual or of an officer, director or managerial personnel of a Person that is a corporation or of a Person in a similar capacity of an entity other than a corporation.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any affiliate of the seller, or any agreement to give any security interest).

“Losses” shall include any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, tax, fee (including any reasonable legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any cost of investigation) or expense of any nature.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets, revenues, financial condition, results of operations or business prospects of an entity and its subsidiaries, taken as a whole, except to the extent resulting from: (a) changes in general industry or economic conditions, (b) adverse effects arising from the announcement or consummation of the transactions contemplated hereby, or (c) changes to generally accepted accounting principles that apply generally to the industry in which the entity operates.

“Net Receipts” means all monies (expressed in U.S. Dollars) Buyer and its subsidiaries actually receive from the sale, license or lease of the Game under the FireFly Agreement net of a reasonable reserve for returns, less all Advance Royalty and Royalty payments paid and payable under Sections 6.1 and 6.2 of the FireFly Agreement and less, to the extent deducted under the FireFly Agreement to determine net receipts thereunder, (i) all applicable duties, value-added taxes and other similar taxes, (ii) direct manufacturing costs and other costs of fulfillment, (iii) discounts, markdowns and allowances, (iv) marketing and PR expenses and (v) localization expenses.

“Person” means any individual, corporation, partnership, firm, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“SEC” means the Securities and Exchange Commission.

“Tax” or “Taxes” refers to any and all federal, foreign, state, provincial, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other Person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

1.2         Other Defined Terms. For purposes of this Agreement, the following terms have the respective meanings set forth in the section opposite each such term:

TERM	SECTION
Agreement	Preamble
Buyer	Preamble
Buyer Indemnified Party	Section 7.1
Buyer Shares	Section 2.2
Closing	Section 2.1
Closing Date	Section 3.1
Common Stock	Section 2.2
Company	Preamble
Deductible Amount	Section 7.4
Exchange Act	Section 4.5
FireFly	Section 4.6
FireFly License	Section 4.6
Fixed Payments	Section 2.2
Game	Section 2.2
Indemnified Party	Section 7.3
Net Receipts Payments	Section 2.2
PDF	Section 3.1
SEC Reports	Section 5.7
Shareholder Indemnified Party	Section 7.2
Stock	Recitals
Stronghold 3	Recitals
Survival Period	Section 7.5
Third Party Claim	Section 7.3

ARTICLE II
PURCHASE AND SALE OF THE STOCK

2.1         Purchase of the Stock from the Shareholders and Right to Repayment of Part of Note from Intermezzo. Subject to and upon the terms and conditions of this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), the Shareholders shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer, in part, upon reliance of the covenants set forth in Section 6.5 of this Agreement, shall purchase, acquire and accept from the Company, all of the Stock. Pursuant to the Sale and Assignment Agreement attached hereto as Exhibit A (“Assignment Agreement”) which shall be executed at the Closing, Buyer shall purchase from Intermezzo the principal and interest amount of EUR 3,700,000 due under the Note plus the interest accrued and unpaid thereon after March 31,2010 for the consideration set forth in the Assignment Agreement.

2.2         Purchase Price. The purchase price (the “Purchase Price”) to be paid to the Shareholders by the Buyer for the Stock shall be (a) Ten Million (10,000,000) shares (“Buyer Shares”) of the Buyer’s common stock, par value $.0001 per share (the “Common Stock”), (b) 10% of Net Receipts not to exceed $1,000,000 (“Net Receipts Payments”) and (c) fixed payments totaling $1,200,000 at such times and in such amounts as set forth on Exhibit B, by wire transfer of immediately available funds to the accounts of the Shareholders designated in writing prior to the Closing (the “Fixed Payments”). The Buyer will account for and make the Net Receipts Payments at the same time and in the same manner that accountings for and payments of the Royalty payments are required and due under the FireFly Agreement; provided, however, no obligation will exist on the part of the Shareholders to render an invoice for such Net Receipts Payments. All amounts and shares payable and issuable to the Shareholders shall be equally divided between the Shareholders unless they indicate otherwise to Buyer.

ARTICLE III
THE CLOSING

3.1         Closing. The Closing shall take place at the offices of Greenberg Traurig, LLP, 1750 Tysons Boulevard, Suite 1200, McLean, Virginia 22102 contemporaneously with the execution and delivery of this Agreement (the “Closing Date”). The documents to be delivered at the Closing (other than stock certificates evidencing the Buyer Shares) may, at the election of the parties, be exchanged by telecopier or electronic transmission in portable document format (“PDF”) upon a written undertaking to provide original executed copies within one business day following the Closing.

3.2         Sale. Shareholders, upon the terms and conditions of this Agreement, hereby sell (verkaufen) and hereby transfer (treten ab) the Stock to the Buyer under the condition precedent (unter der aufschiebenden Bedingung) of the receipt of the Buyer Shares and the initial payment set forth in Section. 3.7(ii).

3.3         Acceptance. Buyer hereby accepts such sale and transfer of the Stock.

3.4         Ancillary Rights. The sale and transfer of the Stock hereunder shall include without limitation any and all ancillary rights (Nebenrechte) pertaining to the Stock, including the rights to any undistributed profits (Gewinnbezugsrechte).

3.5         Cooperation. The Parties shall reasonably cooperate with each other with respect to all filings that the Parties are required to make or elect to make in connection with the consummation of this Agreement.

3.6         Closing Deliveries by Paragon and Intermezzo. Paragon and Intermezzo shall deliver to the Buyer at the Closing the following:

(i)         stock certificates representing the Stock duly endorsed in blank or accompanied by stock powers duly executed by Paragon;

(ii)        certificates of the Secretary of the Company attesting to the incumbency of the Company’s officers, the authenticity of the resolutions authorizing the transactions contemplated by this Agreement, and the authenticity and continuing validity of the organizational documents delivered pursuant to Section 4.1;

(iii)       the original minute book of the Company to the extent one exists;

(iv)       the consent of FireFly Holdings Limited to the assignment of the FireFly Agreement to the Company;

(v)       a resignation, effective as of the Closing, of each officer and director of the Company from each such position, executed by such person;

(vi)      the executed Assignment Agreement; and

(vii)     a cross receipt executed by the Shareholders for the portion of Purchase Price being paid at the Closing and a cross receipt of Intermezzo for the consideration it is receiving under the Assignment Agreement.

3.7         Closing Deliveries of the Buyer. The Buyer shall deliver to Paragon and Intermezzo at the Closing the following:

(i)         the Buyer Shares (issued in accordance with Section 2.2);

(ii)        the initial $50,000 of the Fixed Payments;

(iii)       the initial $50,000 payment due Intermezzo under the Assignment Agreement;

(iv)      certificates of the Secretary of the Buyer attesting to the authenticity of the resolutions authorizing the transactions contemplated by this Agreement; and

(v)       a cross receipt executed by the Buyer for the Stock.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF INTERMEZZO AND PARAGON

Intermezzo and Paragon jointly and severally represent and warrant to the Buyer, as set forth below in this Article IV.

4.1         Organization and Qualification. The Company is an unused shell corporation, duly organized, validly existing and in good standing under the laws of Switzerland and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Complete and correct copies of the charter of the Company, as amended and currently in effect, have been heretofore delivered to Buyer or Buyer’s counsel. The Company is not in violation of any of the provisions of its charter or any other governing document.

4.2         Subsidiaries. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any other company, corporation, limited liability company or other business entity.

4.3         Capitalization.

(a)         The Stock represents all of the outstanding capital stock or other equity securities of the Company. The shares of Stock are validly issued, fully paid and nonassessable. The shares of Stock are owned by Paragon free and clear of any Liens and Paragon has all right to sell and transfer the shares of Stock as contemplated by this Agreement and upon such sale and transfer, such Stock shall be acquired by the Buyer as contemplated by Section 2.1 of this Agreement free and clear of any Liens.

(b)           There are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any Stock or similar equity security of the Company or obligating the Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(c)           All shares of Stock have been issued in compliance with all applicable securities laws and other applicable laws and regulations.

(d)           There are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which the Company is a party or by which the Company is bound with respect to any equity security of any class of the Company.

(e)           No shares of Stock are subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with the Company.

4.4         Authority Relative to this Agreement.

(a)           Each of Intermezzo and Paragon has all necessary power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder and to consummate the transactions contemplated hereby.

(b)           The execution and delivery of this Agreement and the consummation by Intermezzo and Paragon of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on their part and no corporate or organizational proceedings on the part of Intermezzo or Paragon are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to the applicable law and the terms and conditions of this Agreement.

(c)           This Agreement has been duly and validly executed and delivered by Intermezzo and Paragon, and assuming the due authorization, execution and delivery thereof by Buyer, constitutes the legal and binding obligations of Intermezzo and Paragon, enforceable against each of them in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

4.5         No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by each of Intermezzo and Paragon does not, and the performance of this Agreement by such Persons shall not, (i) conflict with or violate any of their respective charters or other organizational documents, (ii) conflict with or violate any Legal Requirements, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company, or (iv) result in the triggering, acceleration or increase of any payment to any Person, including any “change in control” or similar provision, except, with respect to clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults, triggers, accelerations, increases or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on the Company or its rights under the FireFly Agreement.

(b)           The execution, delivery and performance of this Agreement by each of Intermezzo and Paragon does not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party (including, without limitation, lenders and lessors, except (i) for applicable requirements, if any, of the Securities Act of 1933, amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or applicable securities laws of any foreign country, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which the Company is licensed or qualified to do business, (ii) [SHARE REGISTRY IN [SWITZERLAND]?], and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or prevent consummation of the transactions contemplated hereby or otherwise prevent the parties hereto from performing their obligations under this Agreement.

4.6         Assets and Liabilities. The Company has no assets other than the FireFly Agreement. The Company has no liabilities other than its obligations arising after the Closing under the FireFly Agreement.

.  Intermezzo has made available to the Buyer a correct and complete copy of the FireFly Agreement (as amended to date). The FireFly Agreement: (a) is in full force and effect; (ii) is legal, valid, binding and enforceable against FireFly Holdings Limited (“FireFly”); and (iii) will continue to be in full force and effect immediately following the Closing in accordance with the terms thereof as in effect prior to the Closing. No party is in breach or default, and no event has occurred which with notice or lapse of time or both would constitute a breach or default or permit termination, modification or acceleration, under the FireFly Agreement. Intermezzo and the Company have duly exercised all of their rights under the FireFly Agreement to assure that FireFly is performing its obligations under the FireFly Agreement and Intermezzo and the Company have no knowledge that FireFly has failed to perform in any material respect its obligations under the FireFly Agreement.

4.7         Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Intermezzo and Paragon, threatened against, Intermezzo, the Company or Paragon before any Governmental Entity, governmental department or instrumentality, or any arbitrator. There are no claims, suits, actions or proceedings pending or, to the knowledge of Intermezzo, the Company or Paragon, threatened against Intermezzo, the Company or Paragon before any Governmental Entity, governmental department or instrumentality, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement.

4.8         Intellectual Property. The Company’s rights under the FireFly Agreement are not subject to any material proceeding or outstanding decree, order, judgment, contract, license or stipulation restricting in any manner the use, transfer or licensing thereof by the Company, or which may affect the validity, use or enforceability of such rights.

4.9         Investment Intent.

(a)           The Shareholders are acquiring the Buyer Shares hereunder for their own accounts for investment and not for distribution, assignment or resale to others.

(b)           The Shareholders acknowledge that the issuance of the Buyer Shares has not been registered under the Securities Act in reliance upon an exemption therefrom for nonpublic offerings.

(c)           The Shareholders acknowledge that the Buyer Shares may not be sold or otherwise transferred unless such sale or other transfer is registered under the Securities Act or an exemption from registration is available.

(d)           Each of the Shareholders is an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and has had access to such financial and other information and has been afforded the opportunity to ask questions of the Buyer’s representatives and has received answers thereto, as deemed necessary in connection with its decision to accept the Buyer Shares hereunder.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represent and warrant to Intermezzo and Paragon as set forth below in this Article V.

5.1         Organization and Qualification. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Buyer to be conducted. The Buyer is not in violation of any of the provisions of its certificate of incorporation and bylaws.

5.2         Capitalization. The Buyer’s periodic reports on Form 10-Q and Form 10-K and current reports on Form 8-K filed with the SEC accurately reflect its capitalization as of the dates indicated in such reports. The issued and outstanding capital stock of the Buyer (a) has been duly and validly issued; (b) is fully paid and nonassessable; and (c) was not issued in violation of any preemptive rights or rights of first refusal or first offer.

5.3         Valid Issuance of the Buyer Shares. The Buyer Shares issued to Paragon hereunder have been duly authorized, validly issued, fully paid and are non-assessable, free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws, are not subject to any preemptive rights, rights of first refusal, tag-along rights, drag-along rights or other similar rights, and have been issued in compliance with applicable state and federal securities laws. Upon consummation of the transactions contemplated by this Agreement, Paragon and Intermezzo will acquire marketable title to the Buyer Shares free and clear of all Liens.

5.4         Authority Relative to this Agreement. The Buyer has full corporate power and authority to: (a) execute, deliver and perform this Agreement, and each ancillary document that the Buyer has executed or delivered or is to execute or deliver pursuant to this Agreement, and (b) carry out the Buyer’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer, and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

5.5         No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Buyer do not, and the performance of this Agreement by the Buyer shall not (i) conflict with or violate the Buyer’s certificate or incorporation or bylaws, (ii) conflict with or violate any Legal Requirements or any rule or regulation of the Over-the-Counter bulletin board, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Buyer’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Buyer pursuant to, any contracts to which the Buyer is a party or by or to which any of the properties or assets of the Buyer may be bound, subject or affected, or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any contracts to which the Buyer is a party or by or to which any of the properties or assets of the Buyer may be bound, subject or affected, including any “change in control” or similar provision thereof, except, with respect to clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults, triggers, accelerations, increases or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on the Buyer.

(b)           The execution and delivery of this Agreement by the Buyer do not, and the performance of its respective obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which the Buyer is qualified to do business, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer, or prevent consummation of the transaction contemplated hereby or otherwise prevent the parties hereto from performing their obligations under this Agreement.

5.6         Reporting Company Status. The Buyer is subject to the reporting requirements of the Exchange Act and the Buyer has taken no action designed to, or which to its knowledge is likely to, have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Buyer received any notification that the SEC is contemplating terminating such registration. The Common Stock is traded on the Over-the-Counter bulletin board and the Buyer has not received any notice regarding, and to the Buyer’s knowledge there is no threat of, the termination or discontinuance of the eligibility of the Common Stock for such trading.

5.7         Exchange Act Filings; Financial Statements. Buyer has filed all reports, forms or other information required to be filed by it under the Securities Act and the Exchange Act (the foregoing materials being collectively referred to herein as the “SEC Reports”), except as otherwise disclosed in any EC Reports. Except as otherwise disclosed in any SEC Reports, as of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Buyer included in the SEC Reports were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of Buyer and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

5.8         Private Placement. No registration under the Securities Act is required for the offer and sale of the Buyer Shares by the Buyer to Paragon as contemplated hereby.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1         Confidential Information. Except in connection with any dispute between the parties and subject to any obligation to comply with (i) any applicable law, (ii) any rule or regulation of any Governmental Entity or securities exchange, or (iii) any subpoena or other legal process to make information available to the persons entitled thereto, whether or not the transactions contemplated herein shall be concluded, all information obtained by any party about any other, and all of the terms and conditions of this Agreement, shall be kept in confidence by each party, and each party shall cause its stockholders, directors, officers, managers, employees, agents and attorneys to hold such information confidential. Such confidentiality shall be maintained to the same degree as such party maintains its own confidential information and shall be maintained until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge; provided, however, that the foregoing shall not apply to any information obtained by a party through its own independent investigations of the other party or received by a party from a source not known by such party to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the other party, nor to any information obtained by a party which is generally known to others engaged in the trade or business of such party. In the event a party to this Agreement becomes legally compelled to disclose any such information, it shall promptly provide the others with written notice of such requirement so that the other parties to this Agreement may seek a protective order or other remedy. If this Agreement shall be terminated for any reason, the parties shall return or cause to be returned to the others all written data, information, files, records and copies of documents, worksheets and other materials obtained by such parties in connection with this Agreement.

6.2         Public Disclosure. Unless otherwise permitted by this Agreement, the Buyer, Paragon and Intermezzo shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior written approval of the other (which approval shall not be unreasonably withheld), except as may be required by law, in which case the party proposing to issue such press release or make such public statement or disclosure shall use its commercially reasonable efforts to consult with the other party before issuing such press release or making such public statement or disclosure.

6.3         Piggyback Registration. The Buyer shall use its reasonable best efforts to provide to Paragon and Intermezzo piggyback registration rights as to Buyer Shares in any registration statement the Buyer files in which it is registering any shares of Common Stock other than on a Form S-4 or Form S-8 or any successor forms thereto. As a condition to such registration right, each Stockholder, or any affiliate thereof, shall agree to be bound by the provisions of any registration rights agreement pursuant to which other shares are being registered and, absent any such agreement, to such standard limitations and obligations to which registration rights are generally subject, including, but not limited to, the obligation to participate in any underwriting and the right to have any underwriter limit the number of shares being registered by a stockholder, or any affiliate thereof. In no event, however, shall the Buyer have the obligation to register any Buyer Shares if such shares can be sold in accordance with Rule 144 promulgated under the Securities Act.

6.4         Timely Filing of SEC Reports. The Buyer will use its best efforts to file its SEC Reports with the SEC until the one year anniversary of the Closing.

6.5         Best Efforts of Intermezzo and Paragon. Intermezzo and Paragon agree, for each of themselves and their affiliates, to use its best efforts to:

(a)           identify potential equity or debt financing opportunities for the Buyer over the eighteen months following the Closing;

(b)         cause any fund which Intermezzo, Paragon or any affiliate thereof forms to finance the development of electronic games to consider financing games for the benefit of Buyer and its affiliates; and

(c)         assign to Buyer at Buyer’s request any videogame distribution or videogame development contracts, and intellectual property rights related to videogames obtained from CDV Software Entertainment, AG and its affiliates that revert to Intermezzo, Paragon or any of their affiliates in satisfaction of the exercise of their rights; provided that any such assignment shall be subject to (i) Buyer’s repayment of any production or royalty advances directly funded by Intermezzo or an affiliate thereof, and (ii) assumption by Buyer or any of its affiliates of any future financial obligations arising under any such videogame distribution or videogame development contract.

6.6         Tax Obligations.

(a)         Intermezzo and Paragon, on or after the Closing Date, shall pay any and all Taxes due or imposed in connection with the transfer of the FireFly Agreement to the Company or the transactions contemplated in this Agreement, at such time as such Taxes become due and payable, and shall remain exclusively liable for (i) any Taxes with respect to the FireFly Agreement or the Company to the extent such Taxes accrued prior to the Closing Date or arose out of acts occurring or conditions existing prior to the Closing Date; (ii) any Taxes of the Company arising before the Closing Date.

(b)         The Buyer shall remain exclusively liable for (i) any Taxes with respect to the FireFly License or the Company to the extent such Taxes accrue after the Closing Date or arise out of acts occurring or conditions existing after the Closing Date; (ii) any Taxes of Buyer arising before or after the Closing Date; or (iii) any Taxes of the Buyer arising out of or with respect to the operation of the Company after the Closing Date.

6.7         Notice and Rights Upon Default. If Buyer shall fail to pay or cause IRP to pay any Milestone payments due FireFly (as defined in the FireFly Agreement) within 75 days of its due date, or any Royalty (as defined in the FireFly Agreement) payment within 20 days of its due date, Buyer shall provide notice thereof to Intermezzo. Intermezzo shall then have the right to make such payments on behalf of Buyer and IRP. If Intermezzo makes any such payment and is not reimbursed by the time such payment was otherwise due (after regard for cure periods under the FireFly Agreement), upon notice by Intermezzo, Buyer shall either assign the FireFly Agreement to Intermezzo or its designee, after consent to such assignment is obtained from FireFly, or transfer the stock of IRP to Intermezzo or its designee. In addition, if Buyer shall fail to make any Net Receipts Payment, Fixed Payment or any payment due under the Assignment Agreement within 60 days when due, then upon notice from Intermezzo, the same rights shall exist in favor of Intermezzo as existed for failures to pay under the FireFly Agreement. In no event shall Intermezzo have any rights resulting from the failure to make any payment under the FireFly Agreement if a bona fide dispute exists as to the obligation to make any such payment.

6.8         Further Assurances. Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby, including under the Assignment Agreement.

ARTICLE VII
INDEMNIFICATION

7.1         Indemnification of Buyer. The Buyer and each of its officers, directors, employees, stockholders and agents (each, a “Buyer Indemnified Party”) shall be entitled to be indemnified by Intermezzo and Paragon against any and all Losses suffered or incurred by such Buyer Indemnified Party, arising from, relating to or otherwise in connection with:

(a)          any breach of any representation or warranty of Intermezzo or Paragon contained in this Agreement or the Assignment Agreement as modified by the exceptions thereto and other disclosures included in any other agreement or instrument furnished to the Buyer pursuant to this Agreement;

(b)          any breach or failure to perform any covenant or agreement of Intermezzo or Paragon contained in this Agreement or any other agreement or instrument furnished to the Buyer pursuant to this Agreement; or

(c)          any legal, accounting, or advisory expenses of Intermezzo and Paragon incurred in connection with the transaction contemplated by this Agreement.

7.2         Indemnification of Paragon and Intermezzo. The Buyer shall indemnify, defend and hold harmless Intermezzo and Paragon and their respective officers, directors, employees, stockholders and agents (each, a “Shareholder Indemnified Party”) from and against any and all Losses suffered or incurred by such Shareholder Indemnified Party, arising from, relating to or otherwise in connection with:

(a)          any breach of any representation or warranty of the Buyer contained in this Agreement as modified by the exceptions thereto and other disclosures included in any other agreement or instrument furnished to Intermezzo or Paragon pursuant to this Agreement;

(b)          any breach or failure to perform any covenant or agreement of the Buyer contained in this Agreement or any other agreement or instrument furnished to Intermezzo or Paragon pursuant to this Agreement; or

(c)          any legal, accounting, or advisory expenses of the Buyer incurred in connection with the transaction contemplated by this Agreement.

7.3         Indemnification Claims.

(a)           In order for a Buyer Indemnified Party or a Shareholder Indemnified Party, as applicable (an “Indemnified Party”), to be entitled to any indemnification provided for under Section 7.1 or Section 7.2 in respect of, arising out of or involving a claim by a third party (“Third Party Claim”), such Indemnified Party, must notify the indemnifying party (the “Indemnifying Party”) in writing of the Third Party Claim within 30 days after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided under Section 7.1 or Section 7.2 except to the extent the Indemnifying Party has been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within 10 days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim. The Indemnifying Party shall have the right to assume and conduct and control the defense of such Third Party Claim and the Indemnified Party shall have the right to observe and receive information regarding the defense of such claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably delayed, withheld or conditioned), settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree that does not include an unconditional release of the Indemnified Party for any liability arising out of such claim or demand or any related claim or demand.

(b)           In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement other than in respect of, arising out of or involving a Third Party Claim, such Indemnified Party shall deliver notice of such claim with reasonable promptness after discovery of any such claim to the Indemnifying Party; provided, however, that failure to give such notification shall not affect the indemnification provided under Section 7.1 or Section 7.2 except to the extent the Indemnifying Party has been actually prejudiced as a result of such failure. If the Indemnifying Party does not notify the Indemnified Party within 30 days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under Section 7.1 or Section 7.2 and the Indemnifying Party shall pay the amount of the Losses stated in such notice to the Indemnified Party in the manner set forth in Section 7.4 or, in the case of any notice in which the Losses (or any portion thereof) are estimated, on such later date when the amount of such Losses (or such portion thereof) becomes finally determined.

7.4         Limitations.

(a)           Except as otherwise provided in Section 7.8, Buyer shall be required to make any indemnification payment pursuant to Section 7.2(a) for any breach of the representations and warranties made by Buyer until such time as the total amount of all indemnifiable Losses (including Losses arising from such breach and all other indemnifiable Losses arising from any other breaches of any representations or warranties) that have been suffered or incurred by all of the Paragon Indemnified Parties collectively exceeds $50,000 (the “Deductible Amount”). In such event, if the total amount of such indemnifiable Losses exceeds the Deductible Amount, the Paragon Indemnified Parties shall be entitled, in accordance with the provisions in this Article VII, to be indemnified against and compensated and reimbursed for all indemnifiable Losses in excess of the Deductible Amount. Except as otherwise provided in Section 7.7, in no event shall the aggregate liability of the Buyer pursuant to Sections 7.2(a), (b) or (c) exceed an amount equal to $5,000,000 (the “Cap Amount”). Buyer shall have the right to reacquire Buyer Shares from the Shareholders, if any of such shares are then held, in satisfaction of an indemnification claim with each share being deemed to have the same value per share as of the end of the Closing Date.

(b)          Except as otherwise provided in Section 7.8, Paragon and Intermezzo shall not be required to make any indemnification payment pursuant to Section 7.1(a) for any breach of the representations and warranties made by either of them until such time as the total amount of all indemnifiable Losses (including Losses arising from such breach and all other indemnifiable Losses arising from any other breaches of any representations or warranties) that have been suffered or incurred by all of the Buyer Indemnified Parties collectively exceeds the Deductible Amount. In such event, if the total amount of such indemnifiable Losses exceeds the Deductible Amount, the Buyer Indemnified Parties shall be entitled, in accordance with the provisions in this Article VII, to be indemnified against and compensated and reimbursed for all indemnifiable Losses in excess of the Deductible Amount. Except as otherwise provided in Section 7.7, in no event shall the aggregate liability of each of Paragon and Intermezzo pursuant to Section 7.1(a), (b) or (c) exceed the Cap. Paragon and Intermezzo shall have the right to satisfy any indemnification claim by tendering to the Buyer Indemnified Parties Buyer Shares which shall be deemed to have a value of the closing price of such shares on the Closing Date. In no event will Paragon and Intermezzo have any liability to pay an indemnification claim that exceeds the value of the Buyer Shares and all payments they have received under this Agreement and the Assignment Agreement, it being understood that Buyer shall have the right to exercise its set-off right for any further amounts under Section 7.6 hereof.

7.5         Termination of Indemnification. The representations and warranties in this Agreement shall survive the Closing until the second anniversary of the Closing Date; provided, however, that the representations and warranties contained in Sections 4.1, 4.3, 4.4, 5.3, and 5.4, shall survive until the expiration of the applicable statutes of limitations (collectively, the “Survival Period”). Any claim made by a party hereunder shall be preserved despite the subsequent expiration of the Survival Period and any claim made prior to the expiration of the Survival Period shall survive until final resolution thereof. Except as set forth in the immediately preceding sentence, no claim for indemnification under this Article VII shall be brought after the end of the Survival Period.

7.6         Right to Set-Off. The Buyer or any of its affiliates may, at their discretion, satisfy the unpaid portion of any of indemnification obligations due them by, to the extent permitted by law, setting-off against any amounts due and owing from the Buyer or any of its affiliates to Paragon and Intermezzo including, without limitation, any Net Receipts Payments or Fixed Payments due under this Agreement or payments due under the Assignment Agreement. Notwithstanding the foregoing, in the event that there exists a reasonable and good faith dispute as to whether (i) either of the Shareholders has an indemnification obligation hereunder or (ii) the Buyer or any Buyer Indemnified Party may enforce its right to set-off under this Section 7.6, then, in each case, the Buyer shall be entitled to place any amounts due and owing to the Shareholders hereunder into a third-party escrow account until such dispute has been fully and finally resolved.

7.7         Adjustment to Purchase Price. All indemnification payments paid pursuant to this Article VII shall, to the maximum extent permitted by law, be treated as an adjustment to the Purchase Price or the purchase of the interest in the Note.

7.8         Exclusivity. The right of Paragon, Intermezzo and the Buyer to assert indemnification claims and receive indemnification payments pursuant to this Article VII shall be the sole and exclusive right and remedy exercisable by such party with respect to any breach by the other party hereto of any covenant, representation or warranty or otherwise under this Agreement or relating to the transactions contemplated hereby; provided, however, that the remedies of each such party for fraud in the inducement or criminal acts (as determined by a final judgment of a court of competent jurisdiction) by another party shall not be subject to any limitation pursuant to this Agreement.

7.9         Determination of Losses.

(a)          Losses payable to an Indemnified Party shall be reduced by any insurance proceeds received by such Indemnified Party on account of such matter. The parties hereto shall seek full recovery under all insurance policies covering any indemnifiable matter in the ordinary course of business and to the same extent as they would if such claim were not subject to right of indemnification hereunder. No indemnifying party shall be required to make any payment under this Article VII unless and until all claims for insurance have been exhausted and all payments under applicable insurance policies have been paid. Notwithstanding the foregoing, if an insurance recovery is made by an Indemnified Party with respect to any indemnification payment for which an indemnification payment has been made, such Indemnified Party shall promptly pay to the indemnifying party the amount of the insurance recovery, but not more than the amount of such indemnification payment.

(b)          All indemnification payments payable hereunder shall be reduced by the net amount of any tax benefits inuring to the benefit of the Indemnified Party as a result of the Losses for which the Indemnified Party is seeking indemnification, offset by tax benefits lost due to such payment.

ARTICLE VIII
GENERAL PROVISIONS

8.1         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

(a)           if to the Buyer to:

SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, Virginia 23113
Attn: Terry Phillips

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP
1750 Tysons Boulevard

Suite 1200
McLean, Virginia 22102
Attn: Mark Wishner, Esq.

(b)          if to Paragon and Intermezzo:

Intermezzo Establishment
Landstrasse 114
9495 Triefen, Liechtenstein
Attn: Paul Bauer

with a copy (which shall not constitute notice) to:

Holme, Roberts & Owen, LLP
Rosental 4
D-80331 Munich
Germany
Attn: Jens Roehrborn

8.2         Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile and/or PDF, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.3         Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other person any rights or remedies hereunder, and (c) shall not be assigned. No representations, warranties, inducements, promises or agreements, oral or written, by or among the parties not contained herein shall be of any force of effect.

8.4         Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.5         Remedies Cumulative; Specific Performance.

(a)          Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

(b)          It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.6         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or Federal court located Chesterfield, County, Virginia in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the Commonwealth of Virginia for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

8.7         Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. References herein to “Dollars” or “$” shall refer to U.S. dollars and all payments and all calculations of amount hereunder shall be made in U.S. dollars.

IN WITNESS WHEREOF, this Stock Purchase Agreement has been duly executed by the parties as of and on the date first above written.

BUYER:

SOUTHPEAK INTERACTIVE CORPORATION

By:	/s/ Terry Phillips
Name:	Terry Phillips
Title:	Chairman

PARAGON INVESTMENT FUND

By:	/s/ [ILLEGIBLE]
Name:	[ILLEGIBLE]
Title:	Director

INTERMEZZO ESTABLISHMENT

By:	/s/ [ILLEGIBLE]
Name:	[ILLEGIBLE]
Title	Director

EXHIBIT A

Sale and Assignment Agreement

EXHIBIT B

FireFly Consent Letter

EXHIBIT B

Fixed Payments Schedule

Fixed Payments Date	Amount

Closing Date	$50,000
May 15, 2010	$100,000
June 15, 2010	$100,000
July 15, 2010	$150,000
August 15, 2010	$150,000
September 15, 2010	$250,000
October 15, 2010	$200,000
November 15, 2010	$200,000

Total	$1,200,000

SEVENTH ADDENDUM TO LOAN AGREEMENT

THIS SEVENTH ADDENDUM TO LOAN AGREEMENT (this "Addendum"), dated as of February 11, 2010, is made by SOUTHPEAK INTERACTIVE, L.L.C., a Virginia limited liability company ("SouthPeak-LLC"), SOUTHPEAK INTERACTIVE LIMITED, a United Kingdom limited company ("SouthPeak-UK") and SOUTHPEAK INTERACTIVE CORPORATION, a Delaware corporation ("SouthPeak-Corp"), jointly and severally (SouthPeak, SouthPeak-UK and SouthPeak-Corp shall be referred to herein collectively or individually, whether one or more in number, as "Borrower"), and SUNTRUST BANK ("Lender"), and provides as follows:

RECITALS:

A. Borrower and Lender are parties to that certain Loan Agreement dated December 16, 2005 pursuant to which Lender agreed to provide a Revolving Loan to Borrower (as the same may have been amended from time to time, the "Loan Agreement").

B.           Lender has agreed to renew and extend the Revolving Loan on the terms and conditions set forth herein.

C.           As a condition to renewing and extending the Revolving Loan, Lender has required Borrower to modify the Loan Agreement as set forth herein, and Borrower executes this Addendum to amend the Loan Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein by reference, of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

AGREEMENT:

1.           Defined Terms. This Addendum amends and supplements the Loan Agreement in certain respects. All capitalized words and terms used in this Addendum which are defined in the Loan Agreement shall have their defined meanings unless otherwise defined herein, which meanings shall be equally applicable to the singular and the plural forms of the words and terms defined.

2.           Amendments to Definitions. The Loan Agreement is hereby amended as follows:

a.           The definition of "Revolving Loan" set forth in Section 1.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

"Revolving Loan" shall mean that certain extension of credit from Lender to Borrower for general corporate and working capital purposes, in the maximum principal amount of Eight Million and No/100 Dollars ($8,000,000.00), evidenced by the Revolving Note, all as more particularly described in the Loan Documents.

b.          The definition of "Revolving Note" set forth in Section 1.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

"Revolving Note" shall mean the promissory note, dated of even date herewith, as amended or supplemented from time to time, in the original principal amount of Eight Million and No/100 Dollars ($8,000,000.00), evidencing Borrower's obligation to repay to Lender the Revolving Loan, together with interest together with any renewals, modifications or extensions thereof, in whole or in part.

c.           The definition of "Termination Date" set forth in Section 1.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

"Termination Date" shall mean, with respect to the Revolving Loan, the earliest to occur of the following dates: (i) that date on which, pursuant to Section 7, Lender terminates the Revolving Loan (or the Revolving Loan is deemed automatically terminated) subsequent to the occurrence of an Event of Default; or (ii) November 30, 2010, or such later date as to which Lender may agree in writing from time to time hereafter."

d.           The definition of "Applicable Rate" set forth in Section 1.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

"Applicable Rate" shall mean the Prime Rate plus one and one-half percent (1.5%) per annum."

e.           Section 1.1 of the Loan Agreement is hereby amended by adding thereto the following new terms with the following meanings:

""Consolidated" means, when used with reference to financial statements or financial statement items of Borrower and its Consolidated Subsidiaries, such statements or items on a consolidated basis in accordance with applicable principals of consolidation under GAAP.

"EBIT" means, for any period, the sum of the following determined on a Consolidated basis, without duplication, for Borrower in accordance with GAAP: (a) Net Income for such period plus  (b) the sum of the following to the extent deducted in determining Net Income: (i) income and franchise taxes, if any and (ii) Interest Expense, less (b) interest income.

"Interest Expense" means, with respect to Borrower for any period, the gross interest expense (including, without limitation, interest expense attributable to Capital Leases and all net payment obligations pursuant to Interest Rate Contracts of Borrower), all determined for such period in accordance with GAAP.

"Interest Rate Contract" shall mean any interest rate swap agreement, interest rate cap agreement, interest rate floor agreement, interest rate collar

2

agreement, interest rate option or any other agreement regarding the hedging of interest rate risk exposure executed in connection with hedging the interest rate exposure of any Person and any confirming letter executed pursuant to such agreement, all as the same may have been amended, restated, supplemented or otherwise modified from time to time.

"Net Income" means, with respect to Borrower, for any period of determination, the Consolidated net income of Borrower and its Consolidated Subsidiaries, as determined in accordance with GAAP.

"Tangible Net Worth" means shareholders' equity reduced by goodwill and other intangible assets including, without limitation, goodwill, franchises, licenses, patents, trademarks, trade names, copyrights, service marks, and brand names.

"Total Liabilities" means all liabilities of Borrower, including Debt and other deferred sums appearing on the liabilities side of a balance sheet, all in accordance with generally accepted accounting principles applied on a consistent basis."

3.           Restriction on Dividends. The Loan Agreement is hereby amended by deleting Section 5.4 of the Loan Agreement in its entirety and replacing it with the following:

"5.4 Dividends: Distributions. Declare or pay any dividends on, or make any distribution with respect to, its equity interests."

4.           Cash Flow Coverage Covenant. The Loan Agreement is hereby amended by adding the following as a new Section 4.19 of the Loan Agreement:

"4.19 Cash Flow Coverage Ratio. Tested quarterly and beginning with the calendar quarter ending on December 31, 2009, maintain a Cash Flow Coverage Ratio as of the testing date of at least 1.5 to 1, calculated as follows:

Calendar Quarter Ending	Period for Cash Flow Coverage Ratio Calculations

December 31, 2009	July 1, 2009 through December 31, 2009
March 31, 2010	July 1, 2009 through March 31, 2010
June 30, 2010	July 1, 2009 through June 30, 2010
September 30, 2010, and for each calendar quarter thereafter	For each calendar quarter, the previous four calendar quarters then ending

The Cash Flow Coverage Ratio shall be defined as (A) EBIT divided by (B) Interest Expense.

5.           Tangible Net Worth Covenant. The Loan Agreement is hereby amended by adding the following as a new Section 4.20 of the Loan Agreement:

3

"4.20 Tangible Net Worth. Tested quarterly and beginning with the calendar quarter ending on December 31, 2009, maintain a Tangible Net Worth of greater than ($5,423,000)."

6.           Additional Capital. The Loan Agreement is hereby amended by adding the following as a new Section 4.21 of the Loan Agreement:

"4.21 Additional Capital. Not later than June 30, 2010, Borrower shall implement a plan (the "Capital Plan") to raise additional capital for Borrower (the "Additional Capital") that will result in the ratio of Borrower's Total Liabilities to Tangible Net Worth being less than 7.0 to 1. Such Capital Plan shall be satisfactory in all respects to Lender in Lender's sole discretion. Borrower must complete the actual raising of the Additional Capital, and must have achieved a ratio of Borrower's Total Liabilities to Tangible Net Worth of less than 7.0 to 1, not later than November 30, 2010."

7.           Event of Default. The Loan Agreement is hereby amended by adding the following as a new Section 7.17 of the Loan Agreement:

"7.17 Capitol Distributing Repayment. Capitol Distributing, LLC, a Virginia limited liability company, shall fail to repay all Debt of Capitol Distributing, LLC to Lender in full by June 30, 2010."

8.           Reimbursement. Pursuant to Section 9.6 of the Loan Agreement, Borrower shall pay to Lender on demand all out-of-pocket costs and expenses that Lender pays or actually incurs in connection with this Addendum.

9.          Ratification. Except as modified by this Addendum, the Loan Agreement is hereby ratified and reaffirmed in its entirety.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF, the parties have caused this Addendum to be duly executed as of the date first written above.

LENDER:

SUNTRUST BANK

By:
Name:
Title:

BORROWER:

SOUTHPEAK INTERACTIVE, L.L.C., a Virginia limited liability company

By:
Terry M. Phillips, Manager

SOUTHPEAK INTERACTIVE LIMITED, a United Kingdom limited company

By:
Terry M. Phillips, Director

By:
Gregory R. Phillips, Director

SOUTHPEAK INTERACTIVE CORPORATION a Delaware corporation

By:
Terry M. Phillips, Chairman

5

Exhibit 31.1
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Melanie Mroz, certify that:

     1. I have reviewed this Quarterly Report on Form 10-Q of SouthPeak Interactive Corporation;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 17, 2010

/s/ Melanie Mroz
Melanie Mroz
Chief Executive Officer and President

Exhibit 31.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Reba McDermott, certify that:

     1. I have reviewed this Quarterly Report on Form 10-Q of SouthPeak Interactive Corporation;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 17, 2010

/s/ Reba McDermott
Reba McDermott
Chief Financial Officer

Exhibit 32.1
CERTIFICATIONS OF
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of SouthPeak Interactive Corporation (the “Company”) on Form 10-Q for the quarterly period ended March 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Melanie Mroz, Chief Executive Officer and President of the Company and Reba McDermott, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our best knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 17, 2010

/s/ Melanie Mroz
Melanie Mroz
President and Chief Executive Officer

/s/ Reba McDermott
Reba McDermott
Chief Financial Officer